MAINTAINING

OUR

FOCUS

INSIGHT | INNOVATION | EXECUTION

ENERGIZER HOLDINGS, INC.

2009 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

Energizer Holdings, Inc. is a consumer goods company operating globally in the broad categories of household and personal care products. The Household Products Division offers consumers a broad range of portable power solutions and lighting products, anchored by the universally recognized Energizer and Eveready brands. The Personal Care Division offers a diversified range of consumer products in the wet shave, skin care, feminine care and infant care categories with well-established brand names such as Schick and Wilkinson Sword men's and women's shaving systems and disposable razors; Edge and Skintimate shave preparations; Playtex tampons, infant feeding, Diaper Genie and gloves; Banana Boat and Hawaiian Tropic sun care products; and Wet Ones moist wipes. With commercial and production operations in 50 countries and distribution in more than another 130 countries, the company markets its products throughout most of the world. Energizer is traded on the NYSE under the ticker symbol ENR.

Year Ended September 30, *(in millions, except per share data)*	2009	2008	2007	2006	2005
NET EARNINGS					
Net Earnings, excluding inventory write-up	$300.1	$345.8	$321.4	$260.9	$280.7
Acquisition inventory write-up, net of taxes(a)	(2.3)	(16.5)			
Net Earnings	$297.8	$329.3	$321.4	$260.9	$280.7
DILUTED EARNINGS PER SHARE					
Net Earnings, excluding inventory write-up	$ 4.76	$ 5.87	$ 5.51	$ 4.14	$ 3.82
Acquisition inventory write-up, net of taxes(a)	(0.04)	(0.28)			
Net Earnings	$ 4.72	$ 5.59	$ 5.51	$ 4.14	$ 3.82
Diluted Weighted-Average Shares Outstanding	63.1	58.9	58.3	63.1	73.5
FREE CASH FLOW(b)					
Operating Cash Flow	$489.2	$466.5	$445.3	$373.0	$295.9
Capital Expenditures	(139.7)	(160.0)	(88.6)	(94.9)	(103.0)
Free Cash Flow	$349.5	$306.5	$356.7	$278.1	$192.9

In addition to its earnings presented in accordance with generally accepted accounting principles (GAAP), Energizer has presented certain non-GAAP measures in the table above, which it believes are useful to readers in addition to traditional GAAP measures. These measures should be considered as an alternative, but not superior, to the comparable GAAP measures.

(a) Earnings are presented with and without the impact of a write-up on inventory acquired through the purchase of the Edge and Skintimate shave preparation brands in 2009 and the purchase of Playtex Products, Inc. in 2008. GAAP requires inventory to be valued at fair market value less the cost of disposal and a profit allowance for the selling effort, as opposed to its historical manufacturing cost. As a result, there was an allocation of purchase price to the acquired inventory in both 2009 and 2008. 2009 includes a charge of $3.7 million, pre-tax, or $2.3 million, after-tax, higher than historical manufacturing cost. 2008 includes a charge of $27.5 million, pre-tax, or $16.5 million, after-tax, higher than historical manufacturing cost. Inventory value and cost of product sold for all product manufactured after the acquisition date are based upon actual production costs, as dictated by GAAP, Energizer believes presenting earnings excluding the inventory write-up is useful to investors as an additional basis for comparison to the prior and subsequent periods.

(b) Free cash flow is defined as net cash provided by operating activities net of additions to and disposals of property, plant and equipment. The Company views free cash flow as an important indicator of its ability to repay debt, fund growth and return cash to shareholders. Free cash flow is not a measure of the residual cash flow that is available for discretionary expenditures, since the Company has certain non-discretionary obligations, such as debt service, that are not deducted from the measure. For April 1, 2000 to September 30, 2009, cumulative cash flow and capital expenditures were $3.6 billion and $0.9 billion, respectively. Cumulative free cash flow for the period April 1, 2000 to September 30, 2009, was $2.7 billion.



$2.99
$3.08
$3.37
$4.33
$4.00
2005
2006
2007
2008
2009

NET SALES
in billions



$3.82
$4.14
$5.51
$5.87
$4.76
2005
2006
2007
2008
2009

EARNINGS PER SHARE
excluding inventory write-ups as noted above



WARD M. KLEIN, Chief Executive Officer

TO OUR SHAREHOLDERS

Fiscal 2009 was a challenging year for Energizer as the global economic environment negatively impacted our financial performance. In addition to the global recession, the severe crisis experienced in the credit markets caused us to take unprecedented actions to shore up our balance sheet to protect our favorable debt structure. Given the quality of our products, the strength of our brands and the close connections we have with consumers and retailers around the globe, we felt it prudent to take aggressive action to reduce discretionary spending and pay down debt to ensure we remain well positioned for long-term growth.

Initially, the challenges we confronted in this unusual macroeconomic environment were external to the categories in which we operate – beginning with the dramatic weakening of most foreign currencies versus the U.S. dollar. Specifically, two months into our fiscal year, we faced a $125 million to $140 million projected segment profit shortfall versus our plan, just due to currencies.

Then, as the economy stalled and same-store sales declined particularly in the U.S. market, retailers responded with significant reductions in inventories that impacted categories like batteries especially hard. As retailers curtailed their inventories, consumers did the same by reducing their inventories of batteries in home pantries.

Faced with these unprecedented challenges, we weathered the storm by maintaining our focus – executing our strategies, strengthening our balance sheet, fueling product innovation and connecting with consumers. We emerged at year-end well positioned and with our growth platforms intact to continue capitalizing on the opportunities before us in the coming year and beyond.

Focus on Financial Performance

For the fiscal year ended September 30, 2009, net earnings for Energizer Holdings were $297.8 million compared to $329.3 million the previous year, and earnings per diluted share were $4.72 compared to $5.59 the year before. Net sales for the fiscal year decreased $331.2 million, or 8 percent, to $3,999.8 million; on a constant currency basis, sales decreased $107 million, or 2 percent. Lower sales and earnings are the result of declining battery volumes, unfavorable currencies across all businesses and a globally weak consumer environment.

To mitigate the impact of the recession and difficult retail climate throughout the year, we exercised a number of initiatives to control overheads, reduce advertising and promotional spending, and manage our business for strong cash flow. We restructured our Household Products division by right-sizing our manufacturing and sales operations through a voluntary early retirement program at our North American facilities, followed by a limited involuntary reduction in force. We also extended this cost reduction program on a more selective basis to our corporate and Personal Care Division operations. The cost of these programs was $38.6 million, recorded in fiscal 2009, with anticipated annualized savings of $20 million, with approximately $14 million in savings to be realized in fiscal 2010.

We reduced our advertising and promotion spending and selling, general and administrative expense by almost $140 million compared to our fiscal 2009 plan and trimmed capital expenditures. In our U.S. operations, we also altered our vacation accrual policy, resulting in a $24 million favorable adjustment this year, and made changes to the U.S. defined benefit pension program to reduce our future liability. In addition, we began hedging currencies in an effort to reduce volatility as we move forward.

Equity offering. In May 2009, the company successfully completed an equity offering of 10.9 million shares of common stock at $49.00 per share. The offering was three times over-subscribed at 32 million shares, reflecting strong investor interest in Energizer. The offering resulted in higher shares outstanding and a $0.34 reduction in diluted earnings per share in fiscal 2009. Net proceeds of $510.2 million were used to acquire the shave preparation brands from S.C. Johnson & Son, Inc. for $275 million and strengthen our balance sheet in order to preserve our investment-grade debt structure.

Using part of the equity proceeds, we accelerated repayment of $200 million of debt due in November 2009 to September 30. By year-end, we had reduced our debt to EBITDA to 3.14 to 1, despite the negative impact of the restructuring charge, increasing our financial flexibility going forward.

Shareholder value. At Energizer, we are fully committed to enhancing long-term shareholder value and have a history of delivering consistent double-digit earnings per share growth. Despite last year's disappointing results due to the factors already cited, our compounded annual EPS growth since our 2000 spin-off is 11 percent.

Over that same nine and a half year period, we generated strong, stable cash flow of $2.7 billion, including $350 million in fiscal 2009. Our priorities for the use of cash continue to focus on funding product innovation, investing in existing brands, acquiring companies that complement our existing businesses, servicing debt and opportunistically repurchasing shares.

Since our spin-off, we have invested $3.1 billion in several key transformative acquisitions, including last year's purchase of the Edge/Skintimate shaving preparation brands. Over the same timeframe, we have invested approximately $2 billion to repurchase 48 percent of the original shares outstanding at an average price of under $43.

Focus on Strategic Acquisitions

In nine-plus years as a stand-alone company, Energizer has steadily driven growth both organically and through strategic acquisitions. With the 2003 acquisition of Schick-Wilkinson Sword, we moved beyond a singular concentration on batteries and flashlights and added a wet shave and personal grooming business. The 2008 acquisition of Playtex expanded our personal care segment into new areas of skin care, feminine care and infant care.

While acquisitions are opportunistic by nature, we have been highly successful by adhering to a stringent set of criteria when evaluating and pursuing potential acquisitions. We seek fast-moving consumer goods with high value density, ideally in a space close to where we currently operate and are comfortable competing. We look for categories with relatively low private label penetration, where brand matters and innovation helps brands thrive. We seek strong share positions where a brand is No. 1 or No. 2 in the category or we see a way to get there. Finally, there needs to be the potential for organic growth as well as global expansion.

Edge/Skintimate acquisition. No previous acquisition aligns as completely with our criteria as the June 2009 purchase of the Edge and Skintimate shave preparation brands from S.C. Johnson & Son, Inc. for an aggregate purchase price of $275 million. In North America, Edge is a leader in men's shave preparation and Skintimate is the market share leader in the women's shave preparation category.

A logical adjunct and natural fit with our men's and women's wet shave business, combining the Edge® and Skintimate® brands with our Schick-Wilkinson Sword shaving business strengthens both – and unveils exciting opportunities for cross-marketing. In conjunction with our due diligence, we discovered that a large number of Edge users do not use Schick products and a great many Schick users do not use Edge products. So we see tremendous marketing synergies by targeting each respective user base, with Edge becoming a platform to generate awareness and trial of Schick products and vice versa.

Focus on Operational Results

Energizer today is a global, diversified consumer products company with strong, iconic brands across a number of categories. Specializing in the household and personal products spaces, we boast market-leading positions in the categories where we choose to compete. Both in the United States and globally, we

SEGMENT BREAKDOWN
2009 fiscal year-end


53%
47%

SALES
Household Products
Personal Care


54%
46%

PROFIT
Household Products
Personal Care

rank No. 1 in batteries and No. 2 in razors and blades. In the U.S. market, we are No. 1 in flashlights, shave prep, sun care, moist hand wipes, branded household gloves, and infant feeding and diaper disposal systems, and No. 2 in plastic applicator tampons.

Around the world, consumers use our products on a daily basis to simplify and enhance their lives. We connect with consumers and develop insights into their lifestyles, and they respond by choosing our brands because they offer the best solutions to their needs.

Segment/geographic breakdown. At fiscal 2009 year-end, our Household Products segment accounted for 53 percent of total company sales and 54 percent of profit. The Personal Care segment accounted for 47 percent of sales and 46 percent of profit.

Our combined Energizer, Schick and Playtex businesses have commercial and production operations in 50 countries, and we distribute to the rest of the world from that global footprint. For 2009, sales were split nearly equally between the U.S. and international markets.

Geographic expansion of selected product lines remains a key focus for continued growth. For example, in the six-plus years since acquiring Schick, we have expanded global distribution from 80 countries to over 140. Today, we see similar opportunities for international expansion of various Playtex products, primarily in the sun care category where international sales have climbed 26 percent under our recent ownership.

Household Products

The battery market is a global business with significant scale and size, where brands matter and considerable growth has been driven through trade-up in battery performance. Two premium brands, Energizer® and our primary competitor, account for approximately 70 percent of the U.S. battery market. While the category experienced growth trends in the low-single digits from 2005 to 2007, global trends have been negative 2-4 percent over the past 18 months.

With a comprehensive product portfolio of premium, performance and price batteries, Energizer covers all consumer needs – with trade-up opportunities from carbon zinc to alkaline chemistry, and from alkaline to lithium and rechargeable chemistry. Although no longer much of a factor in the U.S. market, carbon zinc batteries continue to sell well in the emerging markets of the world where nearly 1 billion Eveready® carbon zinc batteries are sold each year. At the other end of the spectrum, we continue to drive trade-up with our lithium battery products, which grew 12 percent this fiscal year despite the sluggish economy.

Performance batteries. Our undisputed leadership in lithium and rechargeables offers the best power solution for high-drain, high-tech devices.

Lithium battery sales grew 12 percent in fiscal 2009, bolstered by our introduction of Energizer® Advanced Lithium in late fiscal 2008, which provides a lower-cost, entry-level option for consumers to experience lithium technology and performance, lasting up to four times longer than alkaline in digital cameras. Energizer® Advanced Lithium joins the original Energizer® Ultimate Lithium – the world's longest lasting AA and AAA batteries in high-tech devices. Weighing one-third less than standard alkaline batteries, this advanced battery lasts up to eight times longer in digital cameras compared to Energizer® MAX®, performs in extreme temperatures from -40°F to 140°F and boasts a 15-year shelf life.

To support the continuing growth of lithium batteries, we are building a second manufacturing plant in Singapore to supplement our original site in Vermont. This facility is expected to be completed by the end of calendar 2009 – giving us a production source in the Eastern Hemisphere as we continue to develop our lithium business in international markets.

INSIGHT, INNOVATION & EXECUTION

At Energizer, we forge strong connections with consumers throughout the world, gaining valuable insights into better serving their needs. To meet the needs of changing consumer lifestyles, we develop innovative products that simplify and enhance their lives. To compete effectively in the retail marketplace, we focus intently on executing better than any competitor in the category.


Skintimate
Signature Scents
MOISTURIZING
Vitamin E
Raspberry Rain
WITH OLIVE BUTTER
edge
Fragrance Free
ULTRA SENSITIVE
SHAVE GEL

QUATTRO FOR WOMEN® TRIMSTYLE™

The new Schick® Quattro for Women® TrimStyle™, the first four-blade razor and waterproof bikini trimmer in one, lets women shave, trim and transform with just the flip of a handle. The razor cartridge combines four ultra-thin blades and two large conditioning strips with Aloe and Duo Vitamin E Complex for the ultimate in smoothness. The contoured rubber grip is designed for how a woman shaves and features a button for comfortable finger rest and stability.

SKINTIMATE® SHAVE GEL

The No. 1 brand of female shave preparation in the U.S., Skintimate® shave gels foam into a rich lather to protect against nicks and cuts, and leave skin touchably soft, smooth and moisturized. A broad array of formulations meet any woman's shaving needs – Skintimate® Signature Scents, Skintimate® Skin Therapy and Skintimate® Moisturizing Cream Shave.

EDGE® SHAVE GEL

Edge®, a leader in men's shave preparation, has been delivering close, comfortable shaves for over 39 years. Edge® shave gel is available in six formulations designed for every shaving need.



QUATTRO® TITANIUM TRIMMER

The first and only razor that shaves, edges and trims, the Schick® Quattro® Titanium Trimmer is the ultimate experience in personal grooming and facial hair styling. Men everywhere can now create and maintain their look with greater ease and precision than ever before. Four titanium-coated blades stay sharp for less irritation; the precision edging blade gives cleaner edges and gets into hard-to-reach places; and the high-quality, stainless steel, battery-powered trimmer built into the handle features adjustable settings for sculpting and maintaining a specific look.


Energizer
HAPPY 20TH
ENERGIZER BUNNY®

BUNNY TURNS 20
Among advertising's most recognizable and endearing symbols, the drum-beating Energizer Bunny® turned 20 this year ... with popularity and brand equity that keeps going and going. Since debuting in 1989, this unstoppable cultural icon has come to symbolize the long-lasting dependability and powerful performance consumers want in a battery.

Energizer® Rechargeable®, the No. 1 selling rechargeable battery in the world, delivers long-lasting rechargeable battery power that lasts up to four times longer in digital cameras. We offer a wide assortment of innovative chargers to match every consumer lifestyle and charging need.

Premium and price batteries. Premium batteries continue to account for the largest portion of overall category sales. Energizer® MAX®, our flagship premium alkaline battery, has earned strong brand equity measures with consumers who rely on its dependable, long-lasting power in their everyday devices such as toys and games, remote controls, basic flashlights and smoke detectors. In the price segment, we provide value-conscious consumers affordable, reliable performance options to power their less-demanding devices – Eveready® Gold® alkaline batteries and Eveready® carbon zinc batteries.

Specialty power. We offer a comprehensive line of miniature specialty batteries designed for a broad range of small electronic devices – including hearing aids, watches, calculators, toys, car alarms, handheld games, heart rate monitors, digital thermometers, specialty photo and more. In addition to specialty batteries, in the last year we have expanded into specialty power needs, ranging from Energizer® branded solar products, inverters, car charging products, gaming accessories and power extenders for cell phones, computers and digital cameras.

Lighting products. We provide a full line of portable lighting products to fit every need and lifestyle – from the worksite to the campsite, at home or on-the-go, for everyday use or emergency preparedness. Energizer remains in the forefront of the steady migration of battery-operated flashlights and lanterns from traditional incandescent bulbs to LED technology.

Among our newest product introductions are the Energizer® Hard Case® Tactical® lights designed for the lighting needs of military and law enforcement personnel, and Energizer® Night Strike™ lights and Energizer® hybrid solar lights designed for the specific lighting needs of outdoor enthusiasts.

Personal Care

Our Personal Care Division began with the acquisition of Schick-Wilkinson Sword in 2003. In 2007, the acquisition of Playtex broadened the division into skin care, feminine care and infant care.

Men's and women's wet shave. Schick ranks No. 2 globally in each segment within the wet shave market – men's systems, women's systems and disposable razors. As in our battery business, our broad portfolio of wet shave products gives us flexibility in meeting consumer needs and opportunities for trade-up – from low-end disposables and legacy systems sold in developing markets to the Quattro® and Intuition® systems and the Quattro® Disposable.

Since introducing Quattro® in 2003 as the world's first four-bladed razor, we have continued to expand this advanced platform with innovative line extensions – Quattro® for Women (2005), Quattro® Titanium (2006) and Quattro® Disposable in men's and women's versions (2007). Our most recent innovation is the Quattro® Titanium Trimmer, the first and only razor that shaves, edges and trims with a battery-powered trimmer in one convenient system, in versions for men (2008) and women (2009).

We introduced the Schick® Intuition® in 2003 as the all-in-one women's razor that lathers, shaves and moisturizes simultaneously in one easy step. Subsequent innovations include Intuition® Plus™ (2006) featuring an improved ergonomic handle, pivoting head and moisture-rich shea butter formulation, and most recently, a restaging of the product from three to four blades, plus an enhanced skin conditioning solid.

ENERGIZER® MAX®

Energizer® Max® batteries, our flagship alkaline brand, delivers dependable, long-lasting power for the devices consumers use daily – from toys and games to remote controls, basic flashlights and smoke detectors.


AA4
Energizer
MAX

ENERGIZER® LITHIUM

Engineered to deliver optimal performance for today's power-hungry gadgets, Energizer® Ultimate Lithium batteries are the world's longest-lasting AA and AAA in high-tech devices, while Energizer® Advanced Lithium batteries give consumers a lower-cost option.


AA4
Energizer
Ultimate LITHIUM

SPECIALTY POWER & LIGHTING PRODUCTS

Energizer offers a complete line of miniature specialty batteries for small electronic devices, including Energizer® ZeroMercury® hearing aid batteries. Among the newest additions to our full line of battery-powered flashlights and lanterns are the Energizer® Hard Case® Tactical® lights designed for military and law enforcement use.




Energizer
10
ZEROMERCURY

Other wet shave products include Protector® men's shaving systems, Silk Effects® Plus and Lady Protector® women's shaving systems, and Xtreme3® Comfort Plus and ST® Slim Twin/Exacta® disposable razors.

Edge, a leader in male shave preparation in the United States, offers a complete line of men's shave preparation products, including Edge® shave gel in six formulations for various skin types and needs – from Sensitive Skin and Ultra Sensitive to Extra Protection and Extra Moisturizing.

Skintimate, the No. 1 brand of female shave preparation in the U.S. market, includes Skintimate® Signature Scents moisturizing shave gel with 11 moisturizers, vitamins and an antioxidant in five enticing fragrances, each with a burst of citrus freshness. New non-aerosol Skintimate® Moisturizing Cream Shave is enriched with nutrients, antioxidants and moisturizers such as natural olive butter, soy, vitamin E and white tea, and is available in Cashmere Rain™ Dry Skin and Soothing Petals™ Extra Gentle versions. Skintimate® Skin Therapy unique moisture-rich lotionized gel combines with a skin-softening complex of restorative moisturizers, vitamins and an antioxidant in Dry Skin, Sensitive Skin and Baby Soft versions.

Skin care. Although hampered by adverse weather and the economy this year, our sun care product line continues to grow, driven by increased awareness of skin damage from sun exposure. With distinct brand equities, Banana Boat and Hawaiian Tropic successfully appeal to different target audiences, offering form innovations like convenient continuous spray technology, which shows increased market penetration, and products offering higher levels of SPF protection.

Banana Boat offers a broad array of sunscreen products designed for general protection, sport and babies/kids in sprays, lotions and sticks, plus tanning and after-sun products. Newly introduced products include Banana Boat® SPF 100 Ultra Defense, Sport, Kids and Baby lotions for the 2010 sun care season.

The Hawaiian Tropic lineup includes luxurious sun protection, tanning, after-sun and sunless products – such as the innovative Crème form available in a range of in-sun, after-sun and sunless products. For the 2010 sun care season, Hawaiian Tropic will introduce a full-line, brand restage featuring improved product formulations, new package shapes and image-enhancing graphics.

Wet Ones® Moist Hand Wipes, the leading brand of hand wipes, is currently growing at 11 percent on a global basis, fueled by concerns over seasonal illnesses. The brand lineup includes Wet Ones® in antibacterial and sensitive skin formulations; larger and thicker Wet Ones® Big Ones™ for bigger messes; and Wet Ones® Fresh 'n Flush™ flushable personal hygiene wipes.

Feminine care. We are a strong No. 2 in the plastic applicator tampon segment, which continues to grow as consumer preference has driven an evolution from cardboard to plastic applicator tampons.

Playtex® Sport®, our newest plastic tampon brand, was designed to provide Sport Level Protection and Comfort™ for active teens and young women. The fastest-growing brand in the category with a growth rate of 16 percent during the last fiscal year, Sport® is available in multiple absorbencies with unscented and scented offerings.

Playtex® Gentle Glide®, our largest tampon brand, was uniquely developed to provide comfort and protection with an exclusive 360° design that has met the needs of women since 1971. Gentle Glide® is available in a full range of absorbencies including unscented and scented offerings.

Infant care. Playtex® remains the No. 1 brand in the infant/toddler feeding and diaper disposal category, with continued growth fueled by our product and marketing innovation coupled with strong U.S. birth growth rates. A trusted brand for more than 40 years, Playtex® has been helping moms on the exciting journey of raising their infants and toddlers.

HAWAIIAN TROPIC®

Hawaiian Tropic® offers a full line of luxurious-feeling, protective sun care and after-sun products featuring exotic botanicals and its signature tropical fragrance. Recent market introductions include innovative Crème products and a line-wide graphics redesign.


HAWAIIAN
Tropic
NEW
HAWAIIAN
Tropic
SHEER TOUCH
Creme Lotion
50

In infant feeding, Playtex® is the leading brand in the bottle feeding category. Both Playtex® Drop-Ins® and VentAire Advanced™ bottle systems meet consumers' needs for healthy, air-free feeding that is clinically shown to reduce gas, colic and spit-up better than other bottles, plus VentAire Advanced™ features a unique angled design to help reduce ear infections. Playtex bottle systems help moms enjoy the special moments of feeding and bonding with their babies every day.

Playtex® Drop-Ins® Liner System is the No. 1 liner bottle and is clinically shown to mimic breastfeeding. Playtex also offers a comprehensive line of breastfeeding products that offer the ultimate in comfort and performance.

In toddler feeding, Playtex is the No. 1 brand in the cups category, driven by innovation that addresses the top unmet need for moms – leak-proof performance. Playtex with Twist 'n Click™ helps reassure moms that their sippy cups are 100 percent sealed and leak-proof.

Playtex has a comprehensive line of non-insulated and insulated sippy cups that help transition toddlers through the ages and stages of development. The Playtex product line includes First Sipster®, Sipster®, Lil Gripper™, Insulator® and Coolster™.

In infant soothing, Playtex markets two pacifier product lines under the Binky® and Ortho-Pro® trademarks. The Binky® brand has been trusted by moms for many years and helps soothe and comfort fussy babies. Ortho-Pro® pacifiers, developed by dentists, allow for natural oral development.

Playtex® Diaper Genie® is the top brand in the U.S. diaper disposal category. The new Diaper Genie II Elite™ is proven No. 1 in odor control, inhibiting germs and odor-causing bacteria, and the foot pedal allows for easy hands-free disposal. We help keep baby's nursery clean and hygienic, so that moms enjoy special moments with their babies, even when they're changing diapers.

Focus on Innovation

As a company, Energizer has a rich, lengthy history of innovation that continues to fuel our growth. Our innovations tend to drive broad, beneficial changes in the industry as well as in consumer lifestyles.

Historic achievement. We developed the first dry cell battery for consumer use (1896) and introduced the first handheld flashlight and D size battery (1898). Subsequent innovations include the introduction of miniature batteries for hearing aids (1955) and the first commercially available watch batteries (1957), the first 9-volt battery (1956) and the nickel cadmium (NiCd) rechargeable battery system (1958). Our launch of the first commercially viable cylindrical alkaline battery heralded a giant step toward longer battery life in portable devices (1959). More recent innovations include introduction of the first AA Lithium battery (1992), the first on-battery tester (1995), high-energy nickel metal hydride (NiMH) rechargeable batteries (1997) and more.

That inventive, pioneering legacy is shared by our newer Schick-Wilkinson Sword and Playtex businesses. Schick began manufacturing blades sold in clips that could be easily loaded into the razor without touching the blade (1921) – the forerunner of the injector razor and the beginning of the personal shaving industry. Wilkinson Sword introduced the first stainless steel double edge blade (1956) and added a thin coating of Teflon to the blade edge to improve comfort (1961). Other Schick innovations include adding a layer of chromium to the blade edge for increased durability (1968), the first shaving system specifically for women (1978), patented lubricating strips for improved comfort (1979), the first flexible cartridge (1991), first rubber grip disposable razor (1997), first razor system with four blades (2003) and first women's razor that lathers and shaves in a single step (2003).

Playtex developed the disposable baby feeding bottle (1960) and introduced the first plastic tampon (1962).

WET ONES

Wet Ones® antibacterial hand wipes are an effective and convenient solution to help keep hands clean and instantly kill germs when on the go. Wet Ones® wipes are portable and can be used in any situation where soap and water are not accessible.


Wet Ones

PLAYTEX® FEMININE CARE

Playtex® Gentle Glide® tampons with 360° design for all-around comfort and Playtex® Sport® tampons for sport-level protection and comfort are both designed to meet the lifestyle needs of today's women.


Playtex
Gentle Glide
SPORT

PLAYTEX® INFANT CARE

Playtex® Infant Care offers superior infant and toddler feeding, soothing and diaper disposal products that promote baby's healthy development and well-being. Our portfolio provides moms with simple and intuitive solutions for each age and stage of her baby's development, meeting both mom's and baby's ever-changing needs.


Playtex

Current initiatives. Against this backdrop, we continue to focus on innovation and new product development to spur growth. Early in the fiscal year, we introduced Energizer® Zero Mercury™ hearing aid batteries in the U.S. market, following more than a decade of development and extensive testing – becoming the world's first battery manufacturer to sell a mercury-free hearing aid battery to consumers, more than two years ahead of an industry commitment to eliminate mercury.

Continuing to advance our rechargeable technology, we recently introduced a new and improved Energizer® Rechargeable® AA battery. Compared to the previous Energizer® AA 2450 mAh, the new battery holds more charge at six months and can be charged 150 more times, up to 500 charging cycles. The innovative new Energizer® Rechargeable® Solar Charger for AA and AAA rechargeable batteries converts sunlight into usable energy for on-the-go consumers.

Our development of the Energizer® Zinc Air Prismatic battery represents an exciting power solution for smaller and thinner electronics – featuring the highest energy density of any consumer portable power solution, with up to three times more runtime than similarly sized alkaline or lithium ion batteries. We are currently working with a number of original equipment manufacturers to refine this battery technology for use in development of a variety of smaller, lighter and thinner portable consumer electronic devices.

Innovation continues to thrive across our other businesses as well – from a full-line of BPA-free Playtex® infant products, to the Quattro® Titanium Trimmer with a built-in battery-powered trimmer in the waterproof handle, to new sun care products with SPFs as high as 100.

Focus on the Future

As we enter fiscal 2010, we are approaching the year with a cautious outlook. While we sense the recession is bottoming out, this recession has been led by consumers who account for 70 percent of the U.S. economy. Consumers, stressed by credit card debt, falling disposable income, depleted 401k's and more, are having to rebuild their household balance sheets by spending less and saving more. Recovery is going to take time.

We anticipate no radical departures from what we have been doing, and we remain comfortable with our strategies and priorities – growing our existing businesses, capitalizing on external investment opportunities to build shareholder value, and managing risk to provide a secure platform for our existing businesses. We see ample opportunity through innovation to simplify and enhance the lives of our trade customers and consumers better than anyone else. We are focused on growth through the geographic expansion of select product lines, using the Edge acquisition to leverage our presence in the wet shave business, and building brands by restoring our advertising and promotion spending closer to our traditional levels.

On behalf of Energizer's management and directors, thank you for your continued support and confidence during a challenging year. Together, we look forward to our successes ahead.

Ward M. Klein

WARD M. KLEIN
Chief Executive Officer
Energizer Holdings, Inc.
November 25, 2009

Management's Discussion and Analysis of Results of Operations and Financial Condition

(Dollars in millions, except per share and percentage data)

The following discussion is a summary of the key factors management considers necessary in reviewing Energizer Holdings, Inc.'s (the Company) historical basis results of operations, operating segment results, and liquidity and capital resources. The Company reports results in two segments: Household Products, which includes batteries and portable lighting products and Personal Care, which includes wet shave, skin care, feminine care and infant care products. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

COMPANY OVERVIEW

General

Energizer Holdings, Inc., incorporated in Missouri in 1999, is one of the world's largest manufacturers and marketers of primary batteries, portable lighting and personal care products in the wet shave, skin care, feminine care and infant care categories. On April 1, 2000, all of the outstanding shares of common stock of Energizer were distributed in a tax-free spin-off to shareholders of Ralston Purina Company.

Energizer is the successor to over 100 years of expertise in the battery and portable lighting products industry. Its brand names *Eveready* and *Energizer* have worldwide recognition for quality and dependability, and are marketed and sold in more than 165 countries.

On March 28, 2003, we completed the acquisition of the Schick-Wilkinson Sword (SWS) business from Pfizer, Inc. SWS is the second largest manufacturer and marketer of men's and women's wet shave products in the world. Its portfolio of products include: the Quattro for Women, Intuition, Lady Protector and Silk Effects Plus women's shaving systems and the Quattro and Protector men's shaving systems, as well as the Quattro, Xtreme 3, and Slim Twin/Exacta disposables. SWS has over 75 years of history in the shaving products industry with a reputation for high quality and innovation in shaving technology. SWS products are sold in more than 140 countries. On June 5, 2009, we completed the acquisition of the *Edge* and *Skintimate* shave preparation brands from S.C. Johnson & Son, Inc. (SCJ). This added U.S. market leading shave preparation brands to our existing wet shave product portfolio.

On October 1, 2007, we completed the acquisition of all of the outstanding stock of Playtex Products, Inc., a leading manufacturer and marketer of well-recognized branded consumer products in North America. Its portfolio of products include *Playtex* feminine care products, *Playtex* infant care products, *Diaper Genie* diaper disposal systems, *Wet Ones* pre-moistened wipes, *Banana Boat* and *Hawaiian Tropic* sun care products, and *Playtex* household gloves.

Our subsidiaries operate a number of manufacturing and packaging facilities in 14 countries on five continents, and we employ over 4,500 colleagues in the United States and approximately 11,000 in foreign jurisdictions.

Industries

We operate in five distinct industries: battery and portable lighting products, wet shave, skin care, feminine care and infant care. Our two largest categories by revenue are battery products and wet shave. The battery category is comprised of two primary competitors, Energizer's *Eveready* and *Energizer* brands and Procter & Gamble's *Duracell,* which we estimate represent approximately 70% in the markets in which we compete. The wet shave category is comprised of two primary competitors, Procter & Gamble's *Gillette* and Energizer's *Schick-Wilkinson Sword,* which we estimate represent more than 80% of the global wet shave market.

Household Products

Energizer's Household products division manufactures and markets one of the most extensive product portfolios in household batteries, specialty batteries and portable lighting products.

In household batteries, we offer batteries using carbon zinc, alkaline, rechargeable and lithium technologies. These products are marketed and sold into the price, premium and performance segments. This allows us to penetrate the broad range of the market and meet most consumer needs. We distribute our portfolio of household and specialty batteries and portable lighting products through a global distribution network, which also provides a platform for the distribution of our personal care products. Since Energizer's invention of the first D cell battery in 1893, we have been committed to developing and marketing innovative new products for the portable power and portable lighting products market. Energizer has continued this dedication to innovation by introducing multiple new products, including extending our lithium battery technology to the first lithium AAA battery in 2003, and, in 2008, by introducing the Advanced Lithium battery that performs four times better in high drain devices versus alkaline batteries. Advanced Lithium provides a mid ranged price point for consumers to meet their high drain device needs. In 2009, Energizer announced the first zinc air prismatic battery, which is the highest energy density battery of any consumer portable power solution (either disposable or rechargeable). In addition, our portable lighting products business introduced a number of new products over the last two years designed to meet a wide range of consumer, industrial and military needs.

The battery category is highly competitive as brands compete for consumer acceptance and retail shelf space. Unit growth had been positive for many years, but unit volume declined over the last two years coincident with the global economic recession. We believe household battery volume growth has also been dampened by cautious retailer inventory investments and an increasing number of new devices powered by built-in rechargeable battery systems.

Pricing actions in response to rising material costs have raised retail prices over time. However, pricing actions are not always available to fully offset material cost increases, especially in highly competitive markets. In addition, we have seen some shift by consumers to larger package sizes, and increased retailer support of private label products, both of which sell at lower per unit prices. The long-term impact on overall category value resulting from the current economic downturn, new device trends, migration to private label brands, larger package sizes and retailer inventory investment strategies is difficult to predict at this time.

Energizer is well positioned to meet the needs of customer and consumer demands for household and specialty batteries and portable lighting products, leveraging category expertise, retail understanding and its broad portfolio of products to give Energizer a strong presence across the retail channels. We believe we have a leading market share presence in most of the major markets in which we choose to compete. We believe we have been able to either hold or gain share in many of our key markets over the past three years due to our diversified portfolio of products, which meet a broad spectrum of consumer needs.

Personal Care

The Personal Care division includes Wet Shave products sold under the *Schick, Wilkinson Sword, Edge* and *Skintimate* brand names, Skin Care products sold under the *Banana Boat, Hawaiian Tropic, Wet Ones* and *Playtex* brand names, and Feminine Care and Infant Care products sold under the *Playtex* and *Diaper Genie* brand names.

We manufacture and distribute *Schick* and *Wilkinson Sword* razor systems, composed of razor handles and refillable blades, and disposable shave products for men and women. We market our wet shave products in more than 140 countries worldwide. Its primary markets are the U.S., Canada, Japan and the larger countries of Western Europe. SWS estimates its overall share of the wet shave category for these major markets at approximately 20% in 2009, 2008 and 2007. We currently maintain the #2 global market share position in wet shaving. Category blade unit consumption has been relatively flat for a number of years. However, product innovations and corresponding increased per unit prices have accounted for category growth. The category is extremely competitive with competitors vying for consumer loyalty and retail shelf space.

On June 5, 2009 we completed the acquisition of the *Edge* and *Skintimate* shave preparation brands from SCJ. This added U.S. market leading shave preparation products to our wet shave portfolio.

SWS has gained recognition for its innovation and development of new products designed to improve the shaving experience, including the introduction of the Intuition women's system in 2003, a unique system incorporating a three-bladed razor surrounded by a skin conditioning solid which lathers, shaves and provides extra moisture in one step. In 2003, SWS introduced the Quattro men's shaving system, the first four blade razor system for men. Since then, SWS has continued to introduce a number of extensions and improvements to these flagship systems.

In 2007, Energizer acquired Playtex Products, Inc., a leading North American manufacturer and marketer in the skin, feminine and infant care product categories, with a diversified portfolio of well-recognized branded consumer products.

In skin care, we market sun care products under the *Banana Boat* and *Hawaiian Tropic* brands. We believe these brands, on a combined basis, hold a leading market share position in the U.S. sun care category. The sun care category in the U.S. is segmented by product type such as general protection, tanning and babies; as well as by method of application such as lotions and sprays. Playtex competes across this full spectrum of sun care products. We also offer *Wet Ones,* the leader in the U.S. portable hand wipes category, and *Playtex* household gloves, the branded household glove leader in the U.S.

In feminine care, we believe *Playtex* is the second largest selling tampon brand overall in the U.S. We offer plastic applicator tampons under the *Playtex Gentle Glide* and *Playtex Sport* brands, and *Playtex* Personal Cleansing Cloths, a pre-moistened wipe for feminine hygiene.

In infant care, we market a broad range of products including bottles, cups, and a full line of mealtime products including plates, utensils and placemats under the *Playtex* brand name. We also offer a line of pacifiers, including the *Ortho-Pro* and *Binky* pacifiers. We believe our *Playtex Diaper Genie* brand of diaper disposal systems leads the U.S. diaper pail category. The *Diaper Genie* brand consists of the diaper pail unit and refill liners. The refill liners individually seal diapers in an odor-proof plastic film.

Foreign Currency

A significant portion of our product cost is more closely tied to the U.S. dollar and, to a lesser extent, the Euro, than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro, results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive and economic environment. Conversely, strengthening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro can improve margins. This margin impact coupled with the translation of foreign operating results to the U.S. dollar, our financial reporting currency, has an impact on reported operating profit. In 2009, the U.S. dollar strengthened considerably during our first fiscal quarter versus most foreign currencies due to the global economic crisis. We estimate that operating profit for fiscal 2009 was negatively impacted by approximately $120 as compared to fiscal 2008 from unfavorable currency movements. Changes in the value of local currencies in relation to the U.S. dollar, and, to a lesser extent, the Euro will continue to impact reported sales and segment profitability in the future, and we cannot predict the direction or magnitude of future changes.

FINANCIAL RESULTS

For the year ended September 30, 2009, net earnings were $297.8, or $4.72 per diluted share, compared to net earnings of $329.3, or $5.59 per diluted share, in 2008 and $321.4, or $5.51 per diluted share in 2007. The higher average shares outstanding, 63.1 million in 2009 as compared to 58.9 million in 2008, as a result of the common stock issuance in May 2009 reduced diluted earnings per share by $0.34 for the year ended September 30, 2009 as compared to fiscal 2008. Included in the current year results are:

- Charges:
  - $33.2, after-tax, or $0.53 per diluted share, related to the Company's voluntary enhanced retirement option (VERO) and reduction in force (RIF) programs, and other business realignment and integration charges;

Management's Discussion and Analysis of Results of Operations and Financial Condition

(Dollars in millions, except per share and percentage data)

- $1.5, or $0.02 per diluted share, related to prior year income tax accrual adjustments; and
- $2.3, after-tax, or $0.04 per diluted share, related to the write-up and subsequent sale of inventory purchased in the shave preparation acquisition.

- Income:
  - $15.2, after-tax, or $0.24 per diluted share, of income due to a change in the Company's paid time off policy (PTO) in the second quarter of fiscal 2009.

Fiscal 2008 results included:

- an after-tax expense of $16.5, or $0.28 per diluted share, related to the write-up and subsequent sale of inventory purchased in the Playtex acquisition,
- integration and other realignment costs of $13.4, after-tax, or $0.22 per diluted share, and
- a net, unfavorable prior year income tax accrual adjustment of $1.1, or $0.02 per diluted share.

Fiscal 2007 results included:

- favorable adjustments of $21.9, or $0.37 per diluted share, related to a reduction of deferred tax balances and prior years' tax accruals and previously unrecognized tax benefits from prior years' foreign losses, and
- charges of $12.2, after-tax, or $0.21 per diluted share, for the company's European restructuring projects.

Operating Results

Net Sales Net sales for fiscal 2009 were $3,999.8, down $331.2, or 8%, due primarily to approximately $225 of unfavorable currency. Net sales in the Household Products division decreased $364.8, or 15%, or approximately $220, down 9% on a constant currency basis. Net sales in the Personal Care business increased $33.6, or 2%, or approximately $113, up 6%, on a constant currency basis.

Gross Profit Gross profit dollars were $1,858.6 in 2009, a decrease of $179.1, or 9%, due primarily to the unfavorable impact of currency, which we estimate reduced gross margin by approximately $160 in fiscal 2009 as compared to the prior year.

Gross margin as a percent of net sales was 46.5% in 2009, 47.0% in 2008 and 47.7% in 2007. The margin percentage decline in 2009 is due primarily to unfavorable currency, which we estimate reduced gross margin by approximately 130 basis points. The margin percentage decline in 2008 is due primarily to higher year over year product costs, including the impact of the $27.5 charge related to the step-up of inventory acquired in the Playtex acquisition.

Selling, General and Administrative Selling, general and administrative expenses (SG&A) were $742.6, a decrease of $51.4 due primarily to the favorable impact of currency of approximately $44 and reduced overhead spending. As a percent of net sales, SG&A was 18.6%, up slightly from 18.3% in the prior year due to the year over year net sales decline described above. SG&A increased $166.1 in 2008 due primarily to the acquisition of Playtex.

Advertising and Promotion Advertising and promotion (A&P) decreased $72.3 in 2009 due to reduced spending, and approximately $23 of favorable currency. A&P increased $91.6 in 2008 due to the acquisition of Playtex, which added $112.3 to A&P for 2008.

A&P expense was 10.4%, 11.2% and 11.7% of sales for 2009, 2008 and 2007, respectively. In addition to the impact that accompanies a major acquisition, A&P expense may vary from year to year with new product launches, strategic brand support initiatives, the overall competitive environment, and the state of the global economy.

Research and Development Research and development (R&D) expense was $90.5 in 2009, $91.7 in 2008 and $70.7 in 2007. The expense in 2008 includes $19.9 for Playtex, which represents the majority of the increase. As a percent of sales, R&D expense was 2.3% in 2009 and 2.1% in 2008 and 2007.

Non-GAAP Financial Measures While the Company reports financial results in accordance with accounting principles generally accepted in the U.S. ("GAAP"), this discussion includes non-GAAP measures. These non-GAAP measures, such as comparisons excluding the impact of currency and the change in net sales for the Playtex product lines in 2008 as compared to pro forma 2007, which was prior to our acquisition of Playtex, are not in accordance with, nor are they a substitute for, GAAP measures. The Company believes these non-GAAP measures provide a meaningful comparison to the corresponding reported period and assist investors in performing analysis consistent with financial models developed by research analysts. Investors should consider non-GAAP measures in addition to, not as a substitute for, or superior to, the comparable GAAP measures.

Segment Results Operations for the Company are managed via two segments - Household Products (battery and portable lighting products) and Personal Care (wet shave, skin, feminine and infant care). Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities, including the recent VERO, RIF and change in PTO policy, and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. This structure is the basis for the Company's reportable operating segment information presented in Note 18 to the Consolidated Financial Statements.

The reduction in gross profit associated with the write-up and subsequent sale of the inventory acquired in the Edge/Skintimate acquisition in fiscal 2009, which was $3.7, and the Playtex acquisition in fiscal 2008, which was $27.5, as well as the related acquisition integration costs in both periods are not reflected in the Personal Care segment, but rather presented below segment profit, as they are non-recurring items directly associated with the acquisitions. Such presentation reflects management's view on how it evaluates segment performance.

The Company's operating model includes a combination of stand-alone and combined business functions between Household Products and Personal Care, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and, in some countries, a combined sales force and management. Such allocations do not represent the costs of such services if performed on a stand-alone basis. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the businesses.

HOUSEHOLD PRODUCTS

	2009	2008	2007
Net sales	**$2,109.5**	$2,474.3	$2,376.3
Segment profit	**$ 398.6**	$ 489.1	$ 472.3

For the year ended September 30, 2009, net sales were $2,109.5, down $364.8, or 15% including the impact of approximately $144 of unfavorable currency. Absent currency, sales decreased approximately $220, or 9%, due to lower sales volume across all geographic areas, but most notably in the U.S. We estimate the premium battery category declined approximately 9% in fiscal 2009 as consumers cut spending and retailers reduced inventory levels during the year in response to the economic downturn. In addition, we estimate that year over year sales were negatively impacted by approximately $55 of shipments in the prior year related to hurricanes and early holiday shipments ahead of an announced price increase, which were not repeated in fiscal 2009.

Segment profit decreased $90.5, including approximately $76 of unfavorable currency. Excluding the impact of unfavorable currency, segment profit declined approximately $14 as lower gross margin from volume declines was significantly offset by reduced spending in advertising/promotion and overheads, which collectively decreased approximately $45 as compared to fiscal 2008, and favorable pricing and product mix.

For the year ended September 30, 2008, sales increased $98.0, inclusive of approximately $88 of favorable currency versus fiscal 2007. Absent currency, sales increased $10, as favorable pricing and product mix were partially offset by lower sales volume. Soft overall category demand in most of the developed world was nearly offset by fiscal 2008 sales to meet hurricane demand and early holiday season buy-in within the U.S. and volume growth in Central and Eastern Europe and Latin America. Overall pricing and price mix was favorable $15.8 as compared to fiscal 2007 as list price increases taken to offset rising material costs were partially offset by sales shifting to larger pack sizes, which sell at lower per unit prices.

Segment profit in fiscal 2008 increased $16.8 but declined approximately $35 after excluding favorable currency impacts as compared to fiscal 2007 as the benefit of higher pricing was more than offset by unfavorable product cost of $63.2 due primarily to higher commodity material costs and unfavorable production volumes. Excluding currency impacts, higher SG&A expenses were nearly offset by lower A&P spending.

Looking forward, we remain cautious regarding consumption in the battery category as retailer inventory investment remains uncertain, the speed of the economic recovery, especially as it relates to consumer spending, is slow and device trends in the battery category remain difficult to assess given the recent economic downturn.

As noted previously, the significant unfavorable currency environment in fiscal 2009 coupled with the economic downturn reduced segment profit in Household Products measurably. In response to these factors, the Company reduced spending in both advertising and promotion and overheads, in the short term, to somewhat mitigate the negative impact of currency and the economy on segment profit. For fiscal 2010, we expect to return to more historical investment levels for advertising and promotion and increase funding for other targeted growth initiatives after a year of aggressive cost containment.

Funding for these efforts will come partially from lower commodities, raw materials and other input costs, which are estimated to be favorable approximately $12 to $14 in 2010 compared to 2009 average costs based on current market conditions. In addition, we expect segment profit to be positively impacted by favorable currency as compared to fiscal 2009 in the range of $40 to $43, net of the impact of hedging activities, based on current exchange rates.

PERSONAL CARE

	2009	2008	2007
Net sales	**$1,890.3**	$1,856.7	$988.8
Segment profit	**$ 341.1**	$ 322.5	$155.5

Net sales for the fiscal year were $1,890.3, an increase of $33.6, or 2%, including the impact of approximately $80 of unfavorable currency. Excluding the impact of unfavorable currency, sales increased approximately 6% due to the shave preparation acquisition, which added $57, or 3%, and higher sales of Wet Shave, Infant Care and Skin Care products partially offset by lower sales of Feminine Care. Wet Shave sales increased 3%, excluding the acquisition and currency, driven by the launch of Quattro for Women Trimmer in the second quarter, and higher disposable and Quattro men's systems sales, partially offset by ongoing declines in legacy system products. Infant Care sales increased 7% driven by Diaper Genie, cups and soothing products. Skin Care sales increased 4% on higher sales of Wet Ones, and higher sales for sun care primarily in international markets. Feminine Care sales decreased 2% as higher sales of Playtex Sport were offset by lower sales of Gentle Glide, due, in part, to increased competitive activity.

Segment profit for the fiscal year was $341.1, an increase of $18.6 or 6% inclusive of unfavorable currency of approximately $20. Excluding currency, segment profit grew approximately $39 or 12% due to incremental Playtex synergies of approximately $32, lower A&P of approximately $17, and the inclusion of the shave preparation acquisition, which added $4, partially offset by higher product costs and unfavorable product mix.

Management's Discussion and Analysis of Results of Operations and Financial Condition

(Dollars in millions, except per share and percentage data)

As noted previously, Energizer's acquisition of Playtex was completed on October 1, 2007, the first business day of fiscal 2008. Therefore, Playtex is not included in the attached 2007 financial statements. To provide a clearer understanding of the impact of the acquisition on comparative net sales results between fiscal 2008 and fiscal 2007, the comparison of the 2008 results for the Playtex product lines presented in the next paragraph are versus unaudited pro forma results for the year ended September 30, 2007 for those same product lines. Hawaiian Tropic results are included in the 2007 pro forma net sales comparative beginning on April 18, 2007, the date at which Playtex acquired the business.

On a reported basis, net sales for 2008 were $1,856.7, an increase of $867.9, or 88%, due primarily to the acquisition of Playtex, which added $771.7 and the favorable impact of currency of approximately $67. On a constant currency basis, net sales increased 81% due to the acquisition of Playtex. Wet shave net sales increased 10% due primarily to the impact of favorable currency of approximately $67 and higher volumes in disposable razors and the *Quattro* family of products. The remaining product discussions regarding sales comparisons for the Playtex product lines for fiscal 2008 are presented as compared to the 2007 pro forma results described in the previous paragraph. Skin Care net sales increased 22% in 2008 due to the inclusion of *Hawaiian Tropic,* which was acquired by Playtex in April 2007. Excluding the impact of *Hawaiian Tropic,* Skin Care net sales increased 5% driven by growth in *Banana Boat.* Feminine Care net sales decreased 1% due to the discontinuation of the *Beyond* cardboard applicator tampon in 2007 partially offset by growth in plastic applicator tampons. Sales of plastic applicator tampons increased 3% in 2008. Infant Care net sales were essentially flat as higher sales of *Diaper Genie* and the disposable *Drop-In* product were offset by a decline in sales of reusable infant bottles as the company transitioned to bisphenol A (BPA)-free products.

Segment profit for fiscal 2008 was $322.5, up $167.0, or 107%, due to the acquisition of Playtex, which added $131 to segment profit, and the impact of favorable currency of approximately $22.

Looking forward, as with Household Products, we expect to increase our investment in advertising and promotion both in dollars and as a percent of net sales in fiscal 2010. In the case of Personal Care, we expect the investment in advertising and promotion will be at a level that matches or somewhat exceeds the percent of net sales spent in fiscal 2008, the first full year of the Playtex acquisition. In fiscal 2009, our level of spending was reduced in response to the severe economic downturn and unfavorable currency environment. While we believe this was prudent in 2009, we believe higher investment levels are preferred in 2010 to maintain the long term health of our personal care portfolio. In addition, we expect to invest in certain targeted areas outside of advertising and promotion, most notably in support of our innovation objectives and in support of sales growth initiatives in key markets.

Partially funding this increased investment is expected segment profit favorability in currency and material costs, based on current market conditions. We expect currency will be favorably impacted by $15 to $17, net of related currency hedges, in fiscal 2010 as compared to fiscal 2009. In addition, we expect material costs, based on current market conditions, to be $4 to $6 favorable as compared to average material costs in fiscal 2009.

GENERAL CORPORATE AND OTHER EXPENSES

	2009	2008	2007
General Corporate Expenses	**$ 83.8**	$ 83.8	$ 93.3
Integration/Other Realignment	**13.6**	21.1	18.2
Sub-Total	**97.4**	104.9	111.5
VERO/Separation Costs	**38.6**	–	–
PTO Policy Change	**(24.1)**	–	–
Acquisition inventory valuation	**3.7**	27.5	–
General Corporate and Other Expenses	**$115.6**	$132.4	$111.5
% of total net sales	**2.9%**	3.1%	3.3%

General Corporate and Other Expenses For the year, general corporate expenses, including integration/other realignment, decreased $7.5 due primarily to lower Playtex integration costs, which declined by $13.8 year over year. In addition, higher costs associated with certain realignment activities in foreign affiliates were partially offset by lower corporate compensation expenses.

In the fourth quarter of 2009, the Company implemented the VERO for eligible U.S. colleagues. The decision to accept the cash benefits offered under the VERO was at the election of the colleague and was irrevocable. Payments under the VERO were cash only, and did not include any enhancement to pension or retirement benefits. In addition, the Company implemented a RIF, primarily in the U.S., to further adjust the organizational structure. The total charge for the VERO and RIF in the fourth quarter of 2009 was $38.6 and was included in SG&A. See Note 6 to the Consolidated Financial Statements for further information.

In 2009, we recorded a favorable adjustment of $24.1 resulting from a change in the policy under which colleagues earn and vest in the Company's paid time off (PTO) benefit. Prior to the change, colleagues were granted and vested in their total PTO days at the beginning of the calendar year, and received a cash payment for unused days in the event of termination during the year. As such, the value of a full year of PTO, net of days used, was accrued at any given balance sheet date. As part of a recent review of certain benefit programs, this policy was revised to a more "market" policy for PTO. The revised policy has an "earn as you go" approach, under which colleagues earn current-year PTO on a pro-rata basis as they work during the year. As a result of this change, any previously earned and vested benefit under the prior policy was forfeited, and the required liability at the date of the policy change was adjusted to reflect the revised benefit.

For fiscal 2008, general corporate expenses, including integration and other realignment costs, decreased $6.6, as $17.9 of Playtex integration costs in 2008 were offset by lower compensation expenses and lower realignment expenses as compared to fiscal 2007. The Company estimates that approximately $14 of favorable synergies were achieved at, or shortly after, the October 2007 Playtex acquisition date via a reduction of Playtex corporate expenses including executive and stock related compensation and public company costs. However, the savings had no impact on the 2008 versus 2007 comparative as the costs were not included in the Company's results for either year.

Interest and Other Financing Items Interest expense for 2009 decreased $36.6 due primarily to lower average borrowings. Other financing items, which includes interest income and foreign exchange gains and losses from the Company's worldwide affiliates, were unfavorable $10.3 for the fiscal year due primarily to exchange losses incurred as the U.S. dollar based payables for our foreign affiliates were unfavorably impacted by the rapid and significant strengthening of the U.S. dollar versus most local currencies during the first fiscal quarter.

Interest expense for fiscal 2008 increased $90.1 on higher average borrowings resulting from the Playtex acquisition. Other financing expense was unfavorable $25.2 due primarily to exchange losses in fiscal 2008 compared to exchange gains in fiscal 2007, and lower interest income in fiscal 2008 of $8.4 due to lower cash balances as a result of the Playtex acquisition.

Income Taxes Income taxes, which include federal, state and foreign taxes, were 33.1%, 30.4% and 26.0% of earnings before income taxes in 2009, 2008 and 2007, respectively. Income taxes include the following items which impact the overall tax rate:

- Adjustments were recorded in each of the three years to revise previously recorded tax accruals to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. Such adjustments increased the income tax provision by $1.5 in 2009 and by $1.1 in 2008 and decreased the income tax provision by $7.9 in 2007.
- A tax benefit of $1.4 was recorded in 2009 associated with the write-up and subsequent sale of inventory acquired in the Edge/Skintimate shave preparation acquisition. A similar tax benefit of $11.0 was recorded in 2008 associated with the write-up and subsequent sale of inventory acquired in the Playtex acquisition.
- In 2007, $4.3 of tax benefits related to prior years' losses were recorded. These benefits related to foreign countries where our subsidiary subsequently began to generate earnings and could reasonably expect future profitability sufficient to utilize tax loss carry-forwards prior to expiration. Improved profitability in Mexico accounts for the bulk of the benefits recognized.
- Legislation enacted in Germany in August 2007 reduced the tax rate applicable to the Company's subsidiaries in Germany for fiscal 2008 and beyond. Thus, an adjustment of $9.7 was made to reduce deferred tax liabilities in fiscal 2007.

The Company's effective tax rate is highly sensitive to country mix, from which earnings or losses are derived. Declines in earnings in lower tax rate countries, earnings increases in higher tax rate countries, repatriation of foreign earnings or operating losses in the future could increase future tax rates. Additionally, adjustments to prior year tax accrual estimates could increase or decrease future tax provisions.

Liquidity and Capital Resources

On May 20, 2009, the Company completed the sale of an additional 10.925 million shares of common stock for $49.00 per share. Net proceeds from the sale of the additional shares were $510.2. The Company used $275 of the net proceeds to complete the purchase of the shave preparation brands on June 5, 2009 and used $100 to repay private placement notes, which matured on June 30, 2009. The remaining proceeds have contributed significantly to the increase in cash on hand at September 30, 2009 and the repayment of an additional $200 of private placement notes on September 28, 2009.

Operating Activities Cash flow from operations is the primary funding source for operating needs and capital investments. Cash flow from operations was $489.2 in 2009, an increase of $22.7 as compared to 2008. Cash flow from operations was $466.5 in 2008, an increase of $21.2 as compared to $445.3 for 2007. The increase in cash flow from operations in 2009 was due primarily to lower assets used in operations partially offset by lower liabilities. The increase in 2008 was due to higher cash flow before changes in working capital due primarily to changes in deferred taxes.

The most significant driver of the higher cash flow from operations in 2009 was accounts receivable, which was lower by $106.7 at September 30, 2009, excluding the impact of acquired brands. This decrease was due to lower net sales as compared to the prior period and improved accounts receivable aging. This decrease in accounts receivable coupled with lower inventories on a year over year basis of $21.8 more than offset a reduction in accounts payable and other current liabilities, which were collectively lower by $109.5 due primarily to reduced advertising and promotional accruals resulting from lower spending and lower accruals for compensation and benefits including the impact of the change in PTO policy.

Investing Activities Net cash used by investing activities was $412.2, $1,994.5 and $82.3 in 2009, 2008 and 2007, respectively. Capital expenditures were $139.7, $160.0 and $88.6 in 2009, 2008 and 2007, respectively. These expenditures were funded by cash flow from operations. Capital expenditures increased in 2008 as compared to 2007 due to production related spending and Playtex related spending. See Note 18 to the Consolidated Financial Statements for capital expenditures by segment. On June 5, 2009, the Company paid $275.0 for the acquisition of the shave preparation brands. On October 1, 2007, the first day of fiscal 2008, the Company paid $1,875.7 for the acquisition of Playtex. See "Financing Activities" below for discussion of the financing of the Playtex transaction. At September 30, 2007, the Company held a net-cash settled prepaid share option with a major multinational financial institution to mitigate the impact of changes in the Company's deferred compensation liabilities. In December 2007, the prepaid feature was removed from the transaction and the Company received cash of $60.5, which was used to repay existing debt. Of the $60.5 received in fiscal 2008, $46.0 was a return of investment and was classified within investing activities on the Statement of Cash Flows. The remaining $14.5 was a return on investment and was classified as a cash inflow from operating activities on the Statement of Cash Flows.

Management's Discussion and Analysis of Results of Operations and Financial Condition

(Dollars in millions, except per share and percentage data)

Capital expenditures of approximately $150 are anticipated in 2010 with increases in new product and cost reduction-related capital driving the largest components of projected capital spending. Such capital expenditures are expected to be financed with funds generated from operations.

Financing Activities The Company's total borrowings were $2,558.6 at September 30, 2009. The Company maintained total committed debt facilities of $3,048.6, of which $477.4 remained available as of September 30, 2009.

As noted previously, on May 20, 2009, the Company completed the sale of an additional 10.925 million shares of common stock for $49.00 per share. Net proceeds from the sale of the additional shares were $510.2.

In October 2007, the Company borrowed approximately $1,500 under a bridge loan facility which, together with cash on hand, was used to acquire Playtex. The Company subsequently refinanced the bridge loan with $890 of long-term debt financing, with maturities ranging from three to ten years and fixed rates ranging from 5.71% to 6.55% and $600 of long-term bank financing priced at LIBOR plus 75 basis points.

Under the terms of the Company's credit agreements, the ratio of the Company's indebtedness to its EBITDA, as defined in the agreements, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company's private placement note agreements, the ratio of indebtedness to EBITDA may not exceed 4.0 to 1. However, if the ratio is above 3.50 to 1, the Company is required to pay an additional 75 basis points in interest for the period in which the ratio exceeds 3.50 to 1. In addition, under the credit agreements, the ratio of its current year EBIT, as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company's ratio of indebtedness to its EBITDA was 3.14 to 1, and the ratio of its EBIT to total interest expense was 4.40 to 1, as of September 30, 2009. Each of the calculations at September 30, 2009 was pro forma for the Edge/Skintimate shave preparation acquisition. The Company anticipates that it will remain in compliance with its debt covenants for the foreseeable future. The negative impact on EBITDA resulting from the VERO and RIF charges in the fourth quarter of 2009 had a negative impact on the ratio of indebtedness to EBITDA as such charges are not excluded from the calculation of EBITDA under the terms of the agreements. The VERO and RIF charges will negatively impact trailing twelve month EBITDA, which is used in the ratio, through the third quarter of fiscal 2010, after which it will roll out of the calculation. Savings from the VERO and RIF programs will somewhat mitigate the negative EBITDA impact of the restructuring charges as they are realized during this time frame, and will remain a positive impact on the ratio going forward. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings. The Company believes that the cost and long-term nature of its current debt structure is a valuable asset given recent changes in the credit markets due to the recent global economic crisis. Additionally, the Company believes that reducing overall leverage and maintaining a covenant cushion with a portion of the proceeds of the recent equity offering should provide adequate capital for the Company to pursue its strategic initiatives and provide greater financial and operational flexibility, while helping to preserve the strength of its current favorable debt structure.

On May 5, 2009, the Company amended and renewed its existing receivables securitization program, under which the Company sells interests in certain accounts receivable, and which provides funding to the Company of up to $200 with two large financial institutions. The sales of the receivables are affected through a bankruptcy remote special purpose subsidiary of the Company, Energizer Receivables Funding Corporation (ERFC). Funds received under this financing arrangement are treated as borrowings rather than proceeds of accounts receivables sold for accounting purposes. However, borrowings under the program are not considered debt for covenant compliance purposes under the Company's credit agreements and private placement note agreements. The program is subject to renewal annually on the anniversary date. At September 30, 2009, a total of $147.5 was outstanding under this financing arrangement.

Parties to long-term committed borrowings consist of a number of major international financial institutions. The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies. The Company has staggered long-term borrowing maturities through 2017 to reduce refinancing risk in any single year and to optimize the use of cash flow for repayment.

The Company purchased shares of its common stock as follows (shares in millions):

Fiscal Year	Shares	Cost	Total Average Price
2009	**0.0**	**$ 0.0**	**$ 0.00**
2008	0.0	$ 0.0	$ 0.00
2007	0.8	$ 53.0	$67.67

The Company has 8 million shares remaining on the current authorization from its Board of Directors to repurchase its common stock in the future. Future purchases may be made from time to time on the open market or through privately negotiated transactions, subject to corporate objectives and the discretion of management.

A summary of the Company's significant contractual obligations at September 30, 2009 is shown below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, including current maturities	$2,389.5	$101.0	$497.0	$ 891.5	$900.0
Interest on long-term debt	592.1	106.8	204.4	147.1	133.8
Operating leases	75.3	23.1	26.2	14.9	11.1
Purchase obligations and other (1)	44.1	37.5	3.4	3.2	–
Total	$3,101.0	$268.4	$731.0	$1,056.7	$1,044.9

(1) The Company has estimated approximately $2.8 of cash settlements associated with unrecognized tax benefits within the next year, which are included in the table above. As of September 30, 2009, the Company's Consolidated Balance Sheet reflects a liability for unrecognized tax benefits of $46.9, excluding $7.4 of interest and penalties. The contractual obligations table above does not include this liability. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for unrecognized tax benefits beyond one year, a reasonable estimate of the period of cash settlement for periods beyond the next twelve months cannot be made, and thus is not included in this table.

The Company has contractual purchase obligations for future purchases, which generally extend one to three months. These obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. In addition, the Company has various commitments related to service and supply contracts that contain penalty provisions for early termination. As of September 30, 2009, we do not believe such purchase obligations or termination penalties will have a significant effect on our results of operations, financial position or liquidity position in the future.

In addition, the above contractual obligations table does not include minimum contributions related to the Company's retirement programs as they are not considered material to the cash flow and liquidity of the Company for any given fiscal year presented. The U.S. pension plans constitute more than 70% of the total benefit obligations and plan assets for the Company's pension plans. At this time, we do not believe that a minimum pension contribution for the U.S. plan will be required before fiscal 2012, and, we do not believe such a minimum payment, if any, will be material to the Company's liquidity or cash flow based on current discount rates, expected return on plan assets and plan design. Total pension contributions for the Company in 2010 are estimated to be approximately $19.

The Company believes cash flows from operating activities and periodic borrowings will be adequate to meet short-term and long-term liquidity requirements prior to the maturity of the Company's credit facilities, although no guarantee can be given in this regard.

Market Risk Sensitive Instruments and Positions

The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in currency rates, commodity prices, interest rates and the Company's stock price. The following risk management discussion and the estimated amounts generated from the sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur. Company policy allows derivatives to be used only for identifiable exposures and, therefore, the Company does not enter into hedges for trading purposes where the sole objective is to generate profits.

Currency Rate Exposure A significant portion of our product cost is more closely tied to the U.S. dollar and, to a lesser extent, the Euro, than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro, results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive and economic environment. Conversely, strengthening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro can improve margins. This margin impact coupled with the translation of foreign operating results to the U.S. dollar, our financial reporting currency, has an impact on reported operating profits. In 2009, the U.S. dollar strengthened considerably versus most foreign currencies during our first fiscal quarter due to the global economic crisis. We estimate that operating profit for fiscal 2009 was negatively impacted by approximately $120 as compared to fiscal 2008 from unfavorable currency movements. Changes in the value of local currencies in relation to the U.S. dollar, and, to a lesser extent, the Euro will continue to impact reported sales and segment profitability in the future, and we cannot predict the direction or magnitude of future changes.

The Company generally views its investments in foreign subsidiaries with a functional currency other than the U.S. dollar as long-term. As a result, the Company does not generally hedge these net investments. Capital structuring techniques are used to manage the net investment in foreign currencies, as necessary. Additionally, the Company attempts to limit its U.S. dollar net monetary liabilities in countries with unstable currencies.

From time to time the Company may employ foreign currency hedging techniques to mitigate potential losses in earnings or cash flows on foreign currency transactions, which primarily consist of anticipated intercompany purchase transactions and intercompany borrowings. External purchase transactions and intercompany dividends and service fees with foreign currency risk may also be hedged. The primary currencies to which the Company's foreign affiliates are exposed include the U.S. dollar, the Euro, the Yen, the British pound, the Canadian dollar and the Australian dollar.

The Company uses natural hedging techniques, such as offsetting like foreign currency cash flows, foreign currency derivatives with durations of generally one year or less, including forward exchange contracts, purchased put and call options and zero-cost option collars. Certain of the foreign exchange contracts have been designated and are accounted for as cash flow hedges.

The Company enters into foreign currency derivative contracts to hedge existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk. At September 30, 2009, the Company had a loss of $1.1 included in earnings on these unsettled forward currency contracts. In addition, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. These transactions are accounted for as cash flow hedges. At September 30, 2009, the Company had an unrecognized pre-tax loss on these forward currency contracts accounted for as cash flow hedges of $15.3 included in Accumulated Other Comprehensive Income. Contract maturities for these hedges extend into 2012.

Management's Discussion and Analysis of Results of Operations and Financial Condition

(Dollars in millions, except per share and percentage data)

The Company has investments in a particular Latin American affiliate, which currently require government approval to convert local currency to U.S. dollars at official government rates. The government approval for currency conversion to satisfy U.S. dollar liabilities to foreign suppliers has been delayed in recent periods, resulting in higher past due U.S. dollar payables to other Energizer affiliates with this affiliate. As an alternative, the Company may choose to settle these past purchases at a rate equal to the unofficial, parallel currency exchange rate. If the Company was forced to settle the past due U.S. dollar liabilities at September 30, 2009 at a rate equal to the unofficial, parallel currency exchange rate as of that date, it would result in a currency exchange loss of approximately $25.

In an effort to prevent further increases in past due liabilities between this Latin American affiliate and other Energizer affiliates for product imports, the Company, in May 2009, began paying for newly imported product with invoices denominated in the U.S. dollar using the unofficial, parallel rate. This change results in a substantial increase in product cost for our Latin American affiliate. The Company has implemented price increases to partially offset this cost impact. While the overall impact on operating profit reported by our Latin American affiliate was not material in 2009, we expect overall operating profit from our Latin American affiliate to decline by approximately $15 to $20 in 2010 as compared to 2009 due to this change based on the current parallel rate.

Finally, we continue to monitor the inflation rate in this Latin American country to determine if our local affiliate meets the accounting definition of highly inflationary. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be remeasured into the Company's reporting currency (U.S. dollar) and future exchange gains and losses from remeasurement of assets and liabilities are reflected in current earnings until such time as the economy is no longer considered highly inflationary. We use a blended inflation index to measure three year inflation, which utilizes the published Consumer Price Index (CPI) through December 31, 2007 and the more recently developed National Consumer Price Index (NCPI) beginning in January 2008. The CPI measurement was a more limited measure, while the NCPI attempts to capture inflation across the country as a whole. As of July 1, 2009, the beginning of our current interim reporting period, this country was not considered highly inflationary. We will continue to monitor this issue going forward as inflation remains a significant issue. It is difficult to determine, what if any, impact will occur to the financial statements of our affiliate if it is considered highly inflationary due to the fact that the official exchange rate versus the U.S. dollar has been fixed for an extended period.

Commodity Price Exposure The Company uses raw materials that are subject to price volatility. The Company will use hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. These hedging instruments are accounted for as cash flow hedges. At September 30, 2009, the fair market value of the Company's outstanding hedging instruments was an unrealized pre-tax gain of $6.1. Contract maturities for these hedges extend into fiscal year 2011.

Interest Rate Exposure At September 30, 2009 and 2008, the fair market value of the Company's fixed rate debt is estimated at $1,926.2 and $2,078.5, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The fair value of debt is lower than the carrying value of the Company's debt at September 30, 2009 and 2008 by $3.8 and $151.5, respectively. A 10% decrease in interest rates on fixed-rate debt would have increased the fair market value by $54.5 and $90.0 at September 30, 2009 and 2008, respectively. See Note 11 to the Consolidated Financial Statements for additional information regarding the Company's debt.

The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2009, the Company had $628.6 of variable rate debt outstanding, of which $300 is hedged via an interest rate swap as disclosed below. As a result, after giving effect to the hedged amount, a hypothetical one percentage point increase in variable interest rates would have an annual unfavorable impact of approximately $3.3 on the Company's earnings before taxes and cash flows, based upon the current variable debt level at September 30, 2009.

During 2009, the Company entered into interest rate swap agreements with two major international financial institutions that fixed the variable benchmark component (LIBOR) of the Company's interest rate on $300 of the Company's variable rate debt for the next four years. At today's spread to this benchmark, the interest rate would be 1.9%. These hedging instruments are considered cash flow hedges for accounting purposes. At September 30, 2009, the Company had an unrecognized gain on these interest rate swap agreements of $3.4 included in Accumulated Other Comprehensive Income.

Stock Price Exposure At September 30, 2009, the Company held a share option with a major multinational financial institution to mitigate the impact of changes in certain of the Company's deferred compensation liabilities, which are tied to the Company's common stock price. The fair market value of the share option was $2.0 as included in other current assets and $2.4 as included in other current liabilities at September 30, 2009 and 2008, respectively. The change in fair value of the total share option for the years ended September 30, 2009 and 2008 resulted in expense of $3.0 and $16.2, respectively, and was recorded in SG&A. Period activity related to the share option is classified in the same category in the cash flow statement as the period activity associated with the Company's deferred compensation liability, which was cash flow from operations.

Seasonal Factors

The Company's Household Products segment results are impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter sales accounted for 31%, 32% and 30% of total Household Products net sales in 2009, 2008 and 2007, respectively. In addition, natural disasters, such as hurricanes, can create conditions that drive exceptional needs for portable power and spike battery and lighting products sales.

Customer orders for the Company's Sun Care products are highly seasonal, which has historically resulted in higher Sun Care sales in the second and third quarters of our fiscal year and lower sales in the first and fourth quarters of our fiscal year. As a result, sales, operating income, working capital and cash flows for the Personal Care segment can vary significantly between quarters of the same and different years due to the seasonality of orders for Sun Care products.

Other factors may also have an impact on the timing and amounts of sales, operating income, working capital and cash flows. They include: the timing of new product launches by competitors or by the Company, the timing of advertising, promotional, merchandising or other marketing activities by competitors or by the Company, and the timing of retailer merchandising decisions and actions.

Environmental Matters

The operations of the Company, like those of other companies, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2009 were $9.1, of which $1.8 is expected to be spent in fiscal 2010. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

Inflation

Management recognizes that inflationary pressures may have an adverse effect on the Company, through higher material, labor and transportation costs, asset replacement costs and related depreciation, and other costs. In general, the Company has been able to offset or minimize inflation effects through other cost reductions and productivity improvements through mid-2005, thus inflation was not a significant factor to that point. In recent years, the cost of zinc, nickel, steel, oil and other commodities used in the Company's production and distribution have become more volatile. Looking forward, we expect commodities, raw materials and other inflationary input costs for Household Products and Personal Care to be favorable in 2010 as compared to average costs paid in 2009 by an amount ranging from $15 to $20 based on current market conditions. We cannot predict with any degree of certainty the impact of future fluctuations in the prices of commodities, raw materials and other input costs. In addition, we cannot predict what, if any, impact the recent economic stimulus measures may have on inflationary pressures over time.

Critical Accounting Policies

The Company identified the policies below as critical to its business operations and the understanding of its results of operations. The impact and any associated risks related to these policies on its business operations is discussed throughout Management's Discussion and Analysis of Results of Operations and Financial Condition, where such policies affect the reported and expected financial results.

Preparation of the financial statements in conformity with GAAP in the U.S. requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, inventories, intangible assets and other long-lived assets, income taxes, financing, pensions and other postretirement benefits, and contingencies. Actual results could differ from those estimates. This listing is not intended to be a comprehensive list of all of the Company's accounting policies.

- **Revenue Recognition** The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. When discounts are offered to customers for early payment, an estimate of such discounts is recorded as a reduction of net sales in the same period as the sale. Standard sales terms are final and, except for seasonal sun care returns which is discussed in detail in the next paragraph, returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale.

  Under certain circumstances, we allow customers to return Sun Care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collectability is reasonably assured. Simultaneous with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the Sun Care product purchased during the season under the required terms. Due to the seasonal nature of sun care, we offer a limited extension of terms to certain qualified customers. This limited extension requires substantial cash payments prior to or during the sun care season. We generally receive returns of U.S. Sun Care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to

Management's Discussion and Analysis of Results of Operations and Financial Condition

(Dollars in millions, except per share and percentage data)

gauge potential returns issues. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels, and competitive activity. Based on our 2009 Sun Care shipments, each percentage point change in our returns rate would have impacted our reported net sales by approximately $2.8 and our reported operating income by approximately $2.5.

The Company offers a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. The Company accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Additionally, the Company offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales.

The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material to annual results.

- **Pension Plans and Other Postretirement Benefits** The determination of the Company's obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are recognized on the balance sheet and subsequently amortized to earnings over future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations. In determining the discount rate, the Company generally uses the yield on high-quality bonds that coincide with the cash flows of its plans' estimated payouts. For the U.S. plans, which represent the Company's most significant obligations, we consider both the CitiGroup and Mercer yield curves in determining the discount rates.

  Of the assumptions listed above, changes in the expected long-term rate of return on plan assets and changes in the discount rate used in developing plan obligations will likely have the most significant impact on the Company's annual earnings prospectively. A one percentage point decrease or increase in actual asset returns would decrease or increase the Company's pre-tax pension expense by approximately $7. In addition, it may increase and accelerate the rate of required pension contributions in the future. Uncertainty related to economic markets and the availability of credit may produce changes in the yields on corporate bonds rated as high-quality. As a result, discount rates based on high-quality corporate bonds may increase or decrease leading to lower or higher, respectively, pension obligations. A one percentage point decrease in the discount rate would increase obligations by approximately $80 at September 30, 2009.

  As allowed under GAAP, the Company's U.S. qualified pension plan uses Market Related Value, which recognizes market appreciation or depreciation in the portfolio over five years so it reduces the short-term impact of market fluctuations.

- **Valuation of Long-Lived Assets** The Company periodically evaluates its long-lived assets, including goodwill and intangible assets, for potential impairment indicators. Judgments regarding the existence of impairment indicators, including lower than expected cash flows from acquired businesses, are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist. The Company estimates fair value using valuation techniques such as discounted cash flows and EBITDA multiples. This requires management to make assumptions regarding future income, working capital and discount rates, which would affect the impairment calculation.

- **Income Taxes** The Company estimates income taxes and the income tax rate in each jurisdiction that it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets and possible exposures related to future tax audits. Deferred tax assets are evaluated on a subsidiary by subsidiary basis to ensure that the asset will be realized. Valuation allowances are established when the realization is not deemed to be more likely than not. Future performance is monitored, and when objectively measurable operating trends change, adjustments are made to the valuation allowances accordingly. To the extent the estimates described above change, adjustments to income taxes are made in the period in which the estimate is changed.

  The Company operates in multiple jurisdictions with complex tax and regulatory environments, which are subject to differing interpretations by the taxpayer and the taxing authorities. At times, we may take positions that management believes are supportable, but are potentially subject to successful challenges by the appropriate taxing authority. The Company evaluates its tax positions and establishes liabilities in accordance with recently issued guidance governing accounting for uncertainty in income taxes. The Company reviews these tax uncertainties in light of the changing facts and circumstances, such as the progress of tax audits, and adjusts them accordingly.

- **Acquisitions** The Company uses the purchase method, which requires the allocation of the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating results. The Company uses a variety of information sources to determine the value of acquired assets and liabilities including: third-party appraisers for the values and lives of property, identifiable intangibles and inventories; actuaries for defined benefit retirement plans and legal counsel or other experts to assess the obligations associated with legal, environmental or other claims.

ACCOUNTING STANDARDS

See discussion in Note 2 to the Consolidated Financial Statements related to recently issued accounting standards.

FORWARD-LOOKING STATEMENTS

This document contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including statements regarding the impact on battery volume growth and category value resulting from the current economic downturn, new device trends, migration to private label brands and other factors; our competitive position and market share presence in both Household Products and Personal Care categories; recent battery category decline and the outlook for category recovery; anticipated advertising and promotional spending, capital expenditures and other investments during fiscal 2010 and the source of funding for these expenditures; the impact of favorable currencies and product costs on segment profit for the year; anticipated favorability of currencies and commodities, material and other input costs during fiscal 2010; compliance with our debt covenants, the value of our debt structure, and the anticipated benefits of reducing leverage and maintaining a covenant cushion; the anticipated impact of contractual purchase obligations and adequacy of our cash flows to meet liquidity requirements; anticipated declines in affiliate operating profit; and the possibility of material environmental costs in excess of accruals. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

The risk factors set forth in our Annual Report on Form 10-K, in the section entitled "Risk Factors", could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

Numerous other factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

- risks associated with the current economic environment and credit crisis;
- failure to generate sufficient cash to service our indebtedness, invest as desired, and grow our business;
- limitations imposed by various covenants in our indebtedness;
- our ability to successfully access capital markets and ensure adequate liquidity during the current economic environment and credit crisis;
- the extent to which our lenders have suffered losses related to the weakening economy that would impair their ability to fund our borrowings;
- our ability to continue to develop new products;
- our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers in our competitive industries;
- the impact of economic conditions, changes in technology, and device trends on demand for our products;
- the impact of changes in foreign, cultural, political, and financial market conditions on our international operations;
- the effect of currency fluctuations;
- changes in our raw material costs or disruptions in the supply of raw materials;
- our ability to generate sufficient cash flow to support carrying values of our goodwill, trademarks, other intangible assets, and other long-lived assets;
- competitive promotional, pricing or product innovation activity, retailer inventory reductions or product placement decisions, and loss of significant retailer customers;
- the effect of regulation on our business in the U.S. and abroad;
- events that may disrupt our manufacturing facilities or supply channels;
- the extent of product liability and other claims against us;
- changes in the funding obligations for our pension plan;
- the resolution of our tax contingencies and the extent to which they result in additional tax liabilities;
- our ability to adequately protect our intellectual property rights;
- the impact of cost reduction measures on our competitive position;
- our ability to continue to make strategic acquisitions and achieve the desired financial benefits; and
- the impact of any restructuring and realignment initiatives.

The list of factors above is illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements. The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. Additional risks and uncertainties include those detailed from time to time in the Company's publicly filed documents.

SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION

(In millions, except per share data)

Statements of Earnings Data

For The Years Ended September 30,	2009	2008 (a)	2007	2006	2005
Net sales	**$3,999.8**	$4,331.0	$3,365.1	$3,076.9	$2,989.8
Depreciation and amortization	**130.4**	141.3	115.0	117.5	116.3
Earnings before income taxes (b)	**445.3**	473.2	434.2	356.6	388.7
Income taxes	**147.5**	143.9	112.8	95.7	108.0
Net earnings (c)	**$ 297.8**	$ 329.3	$ 321.4	$ 260.9	$ 280.7
Earnings per share:					
Basic	**$ 4.77**	$ 5.71	$ 5.67	$ 4.26	$ 3.95
Diluted	**$ 4.72**	$ 5.59	$ 5.51	$ 4.14	$ 3.82
Average shares outstanding:					
Basic	**62.4**	57.6	56.7	61.2	71.0
Diluted	**63.1**	58.9	58.3	63.1	73.5

Balance Sheet Data

At September 30,	2009	2008 (a)	2007	2006	2005
Working capital	**$ 966.3**	$ 665.1	$ 888.5	$ 708.2	$ 626.4
Property, plant and equipment, net	**863.4**	835.5	649.9	659.9	682.5
Total assets	**6,149.0**	5,816.7	3,525.7	3,132.6	2,973.8
Long-term debt	**2,288.5**	2,589.5	1,372.0	1,625.0	1,295.0

(a) Playtex Products, Inc. was acquired October 1, 2007

(b) Earnings before income taxes were (reduced)/increased by the following items:

For the Years Ended September 30,	2009	2008	2007	2006	2005
VERO/Reduction in force costs	**$ (38.6)**	$ –	$ –	$ –	$ –
Provisions for realignment and related costs	**(8.8)**	(3.2)	(18.2)	(37.4)	(5.7)
Integration costs	**(4.8)**	(17.9)	–	–	–
Acquisition inventory valuation	**(3.7)**	(27.5)	–	–	–
PTO adjustment	**24.1**	–	–	–	–
Foreign pension charge	**–**	–	–	(4.5)	–
Total	**$ (31.8)**	$ (48.6)	$ (18.2)	$ (41.9)	$ (5.7)

(c) Net earnings were (reduced)/increased by the following items:

For the Years Ended September 30,	2009	2008	2007	2006	2005
VERO/Reduction in force costs	**$ (24.3)**	$ –	$ –	$ –	$ –
Provisions for realignment and related costs	**(5.8)**	(2.0)	(12.2)	(24.9)	(3.7)
Integration costs	**(3.1)**	(11.4)	–	–	–
Acquisition inventory valuation	**(2.3)**	(16.5)	–	–	–
PTO adjustment	**15.2**	–	–	–	–
Foreign pension charge	**–**	–	–	(3.7)	–
Adjustments to prior year tax accruals	**(1.5)**	(1.1)	7.9	10.9	10.6
Tax benefits recognized related to prior years' losses	**–**	–	4.3	5.7	14.7
Deferred tax benefit due to statutory rate change	**–**	–	9.7	–	–
Repatriation under the American Jobs Creation Act	**–**	–	–	–	(9.0)
Total	**$ (21.8)**	$ (31.0)	$ 9.7	$ (12.0)	$ 12.6

Responsibility for Financial Statements

The preparation and integrity of the financial statements of Energizer Holdings, Inc. (the Company) are the responsibility of its management. These statements have been prepared in conformance with generally accepted accounting principles in the United States of America, and in the opinion of management, fairly present the Company's financial position, results of operations and cash flows.

The Company maintains accounting and internal control systems, which it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures, and an extensive program of internal audits are important elements of these control systems.

The report of PricewaterhouseCoopers LLP, independent registered public accounting firm, on their audits of the accompanying financial statements appears herein. This report states that the audits were made in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards include a study and evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, internal audit and the independent auditors to discuss audit and financial reporting matters. To assure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles for external purposes. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework set forth in *Internal Control – Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's assessment, management has concluded that internal control over financial reporting as of September 30, 2009 was effective. The Company's internal control over financial reporting as of September 30, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Energizer Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

St. Louis, Missouri
November 25, 2009

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(Dollars in millions, except per share data)

Statement of Earnings

Years Ended September 30,	2009	2008	2007
Net sales	**$3,999.8**	$4,331.0	$3,365.1
Cost of products sold	**2,141.2**	2,293.3	1,760.4
Gross profit	**1,858.6**	2,037.7	1,604.7
Selling, general and administrative expense	**742.6**	794.0	627.9
Advertising and promotion expense	**414.5**	486.8	395.2
Research and development expense	**90.5**	91.7	70.7
Interest expense	**144.7**	181.3	91.2
Other financing expense/(income), net	**21.0**	10.7	(14.5)
Earnings before income taxes	**445.3**	473.2	434.2
Income taxes	**147.5**	143.9	112.8
Net earnings	**$ 297.8**	$ 329.3	$ 321.4

Earnings Per Share

	2009	2008	2007
Basic net earnings per share	**$ 4.77**	$ 5.71	$ 5.67
Diluted net earnings per share	**$ 4.72**	$ 5.59	$ 5.51

Statement of Comprehensive Income

	2009	2008	2007
Net earnings	**$ 297.8**	$ 329.3	$ 321.4
Other comprehensive income, net of tax			
Foreign currency translation adjustments	**12.7**	3.8	73.9
Pension/Postretirement activity, net of tax of $(45.9) in 2009, $(17.8) in 2008 and $8.9 in 2007	**(78.6)**	(46.5)	20.5
Deferred gain/(loss) on hedging activity, net of tax of $0.9 in 2009, $1.7 in 2008 and $(4.7) in 2007	**3.1**	3.8	(10.6)
Comprehensive income	**$ 235.0**	$ 290.4	$ 405.2

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions, except par values)

September 30,	2009	2008
Assets		
Current assets		
Cash and cash equivalents	**$ 359.3**	$ 171.2
Trade receivables, net	**810.0**	923.2
Inventories	**667.3**	674.6
Other current assets	**289.2**	257.8
Total current assets	**2,125.8**	2,026.8
Property, plant and equipment, net	**863.4**	835.5
Goodwill	**1,326.2**	1,206.4
Other intangible assets, net	**1,788.6**	1,663.2
Other assets	**45.0**	84.8
Total assets	**$ 6,149.0**	$ 5,816.7
Liabilities and Shareholders' Equity		
Current liabilities		
Current maturities of long-term debt	**$ 101.0**	$ 106.0
Notes payable	**169.1**	264.4
Accounts payable	**231.6**	262.4
Other current liabilities	**657.8**	728.9
Total current liabilities	**1,159.5**	1,361.7
Long-term debt	**2,288.5**	2,589.5
Other liabilities	**938.7**	869.2
Total liabilities	**4,386.7**	4,820.4
Shareholders' equity		
Preferred stock, $.01 par value, none outstanding	**–**	–
Common stock, $.01 par value, issued 108,008,682 shares at 2009 and 97,083,682 shares at 2008	**1.1**	1.0
Additional paid-in capital	**1,555.3**	1,034.9
Retained earnings	**1,963.2**	1,671.8
Common stock in treasury, at cost, 38,487,309 shares at 2009 and 38,900,801 shares at 2008	**(1,702.4)**	(1,719.3)
Accumulated other comprehensive (loss)/income	**(54.9)**	7.9
Total shareholders' equity	**1,762.3**	996.3
Total liabilities and shareholders' equity	**$ 6,149.0**	$ 5,816.7

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)

Years Ended September 30,	2009	2008	2007
Cash Flow from Operations			
Net earnings	**$ 297.8**	$ 329.3	$ 321.4
Adjustments to reconcile net earnings to net cash flow from operations:			
Depreciation and amortization	**130.4**	141.3	115.0
Deferred income taxes	**(8.2)**	27.0	(28.6)
Other non-cash charges	**68.1**	39.2	41.8
Other, net	**(9.7)**	(25.0)	7.7
Operating cash flow before changes in working capital	**478.4**	511.8	457.3
Changes in assets and liabilities used in operations, net of effects of business acquisitions:			
Decrease/(increase) in accounts receivable, net	**106.7**	(39.4)	(41.6)
Decrease/(increase) in inventories	**21.8**	29.5	(7.1)
(Increase)/decrease in other current assets	**(8.2)**	(2.8)	5.9
(Decrease)/increase in accounts payable	**(28.1)**	(9.8)	4.2
(Decrease)/increase in other current liabilities	**(81.4)**	(22.8)	26.6
Net cash flow from operations	**489.2**	466.5	445.3
Cash Flow from Investing Activities			
Capital expenditures	**(139.7)**	(160.0)	(88.6)
Proceeds from sale of assets	**2.5**	1.2	3.6
Acquisitions, net of cash acquired	**(275.0)**	(1,882.1)	–
Proceeds from share options	**–**	46.0	–
Other, net	**–**	0.4	2.7
Net cash used by investing activities	**(412.2)**	(1,994.5)	(82.3)
Cash Flow from Financing Activities			
Cash proceeds from issuance of debt with original maturities greater than 90 days	**–**	1,482.8	–
Cash payments on debt with original maturities greater than 90 days	**(306.0)**	(269.5)	(10.0)
Net (decrease)/increase in debt with original maturities of 90 days or less	**(102.0)**	97.4	(146.3)
Common stock purchased	**–**	–	(53.0)
Proceeds from issuance of common stock	**515.8**	12.9	35.7
Excess tax benefits from share-based payments	**3.2**	16.5	36.2
Net cash from/(used by) financing activities	**111.0**	1,340.1	(137.4)
Effect of exchange rate changes on cash	**0.1**	(4.1)	3.3
Net increase/(decrease) in cash and cash equivalents	**188.1**	(192.0)	228.9
Cash and cash equivalents, beginning of period	**171.2**	363.2	134.3
Cash and cash equivalents, end of period	**$ 359.3**	$ 171.2	$ 363.2

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in millions, shares in thousands)

	Dollars			Shares		
	2009	2008	2007	2009	2008	2007
Common stock:						
Balance at beginning of year	**$ 1.0**	$ 1.0	$ 1.0	**97,084**	97,084	97,084
Net proceeds from Equity offering	**0.1**	–	–	**10,925**	–	–
Ending balance	**1.1**	1.0	1.0	**108,009**	97,084	97,084
Additional paid-in capital:						
Balance at beginning of year	**1,034.9**	999.0	950.2			
Net proceeds from Equity offering	**510.1**	–	–			
Activity under stock plans	**10.3**	35.9	48.8			
Ending balance	**1,555.3**	1,034.9	999.0			
Retained earnings:						
Balance at beginning of year	**1,671.8**	1,362.7	1,073.2			
Net earnings	**297.8**	329.3	321.4			
Activity under stock plans	**(6.4)**	(20.2)	(31.9)			
Ending balance	**1,963.2**	1,671.8	1,362.7			
Common stock in treasury:						
Balance at beginning of year	**(1,719.3)**	(1,755.6)	(1,754.2)	**(38,901)**	(39,772)	(40,410)
Treasury stock purchased	**-**	–	(53.0)	**-**	–	(783)
Activity under stock plans	**16.9**	36.3	51.6	**414**	871	1,421
Ending balance	**(1,702.4)**	(1,719.3)	(1,755.6)	**(38,487)**	(38,901)	(39,772)
Accumulated other comprehensive (loss)/income:						
Cumulative translation adjustment:						
Balance at beginning of year	**51.3**	47.5	(26.4)			
Foreign currency translation adjustment	**12.7**	3.8	73.9			
Ending balance	**64.0**	51.3	47.5			
Pension liability:						
Balance at beginning of year	**(36.6)**	9.9	(31.4)			
Pension/Postretirement activity	**(78.6)**	(46.5)	20.5			
Adjustment to initially apply new accounting guidance	**-**	–	20.8			
Ending balance, net of tax of $(53.9) in 2009, $(8.0) in 2008 and $9.8 in 2007	**(115.2)**	(36.6)	9.9			
Deferred loss on hedging activity:						
Balance at beginning of year	**(6.8)**	(10.6)	–			
Activity	**3.1**	3.8	(10.6)			
Ending balance, net of tax of $(2.1) in 2009, $(3.0) in 2008 and $(4.7) in 2007	**(3.7)**	(6.8)	(10.6)			
Total accumulated other comprehensive (loss)/income	**(54.9)**	7.9	46.8			
Total shareholders' equity	**$ 1,762.3**	$ 996.3	$ 653.9			

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Dollars in millions, except per share and percentage data)

1. Basis of Presentation

Preparation of the financial statements in conformity with generally accepted accounting principles in the U.S. (GAAP) requires Energizer Holdings, Inc. and its subsidiaries (the Company) to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible and other long-lived assets, income taxes, financing, pensions and other postretirement benefits, contingencies and acquisitions. Actual results could differ from those estimates.

The Company has evaluated subsequent events through the date of this report, November 25, 2009, and has determined that no disclosure is necessary.

2. Summary of Significant Accounting Policies

The Company's significant accounting policies, which conform to GAAP and are applied on a consistent basis among all years presented, except as indicated, are described below.

Principles of Consolidation The financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated. Investments in affiliated companies, 20% through 50% owned, are accounted for under the equity method.

Foreign Currency Translation Financial statements of foreign operations where the local currency is the functional currency are translated using end-of-period exchange rates for assets and liabilities, and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component within accumulated other comprehensive income in the shareholders' equity section of the Consolidated Balance Sheets.

For foreign operations where the U.S. dollar is the functional currency and for countries that are considered highly inflationary, translation practices differ in that inventories, properties, accumulated depreciation and depreciation expense are translated at historical rates of exchange, and related translation adjustments are included in earnings. Gains and losses from foreign currency transactions are generally included in earnings.

We are closely monitoring the inflation rate in one of our Latin American affiliates to determine if it meets the accounting definition of highly inflationary due to recent inflation trends. For this affiliate, we monitor a blended inflation index to measure three year inflation, which utilizes a government published Consumer Price Index (CPI) through December 31, 2007 and a more recently developed National Consumer Price Index (NCPI) beginning in January 2008. The CPI measurement was a more limited measure, while the NCPI attempts to capture inflation across the country as a whole. As of July 1, 2009, the beginning of our current interim reporting period, this country was not considered highly inflationary. As we do in all cases where inflation trends indicate the potential for classification as highly inflationary, we will continue to monitor this Latin American country going forward as inflation remains a significant issue. It is difficult to determine, what if any, impact will occur to the financial statements of our affiliate if this particular country is considered highly inflationary due to the fact that the official exchange rate versus the U.S. dollar has been fixed for an extended period.

Financial Instruments and Derivative Securities The Company uses financial instruments, from time to time, in the management of foreign currency, interest rate and other risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

Foreign exchange (F/X) instruments, including currency forwards, purchased options and zero-cost option collars, are used primarily to reduce transaction exposures and, to a lesser extent, to manage other translation exposures. F/X instruments used are selected based on their risk reduction attributes and the related market conditions.

The Company has designated certain foreign currency contracts as cash flow hedges for accounting purposes as of September 30, 2009.

The Company also holds a contract with an embedded derivative instrument to mitigate the risk of its deferred compensation liabilities, as discussed further in Note 14.

The Company uses raw materials that are subject to price volatility. The Company uses hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. For further discussion of such instruments, see Note 14.

Cash Equivalents For purposes of the Consolidated Statements of Cash Flows, cash equivalents are all considered to be highly liquid investments with a maturity of three months or less when purchased.

Accounts Receivable Valuation Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Bad debt expense is included in selling, general and administrative (SG&A) expense in the Consolidated Statements of Earnings.

Inventories Inventories are valued at the lower of cost or market, with cost generally being determined using average cost or the first-in, first-out (FIFO) method.

As part of the shave preparation acquisition in 2009 and the Playtex acquisition in 2008, the Company recorded a fair value adjustment of $3.7 and $27.5, respectively, to bring the carrying value of the inventory purchased to an amount which approximated the estimated selling price of the finished goods on hand at the acquisition closing date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. As the inventory was sold during the fourth quarter of fiscal 2009 as it relates to the shave preparation acquisition, and during the first and second quarters of fiscal 2008, as it relates to the Playtex acquisition, the adjustments were charged to cost of products sold.

Notes to Consolidated Financial Statements

(Dollars in millions, except per share and percentage data)

Capitalized Software Costs Capitalized software costs are included in Other Assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years. Expenditures related to capitalized software are included in the capital expenditures caption in the Consolidated Statements of Cash Flows.

Property, Plant and Equipment, net Property, plant and equipment is stated at historical costs. Property, plant and equipment acquired as part of the shave preparation acquisition, in 2009, and the Playtex acquisition, in 2008, was recorded at fair value on the date of acquisition. Fair value was established using a cost approach for the operating fixed assets and comparable sales and property assessment data for the valuation of land. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the capital expenditures caption in the Consolidated Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings. Depreciation expense was $111.0, $121.4 and $104.6 in 2009, 2008 and 2007, respectively.

Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Goodwill and Other Intangible Assets Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of the Company's annual business planning cycle in the fourth quarter. The fair value of each reporting unit is estimated using valuation techniques such as discounted cash flows and Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) multiples. Intangible assets with finite lives, and a remaining weighted average life of approximately seven years, are amortized on a straight-line basis over expected lives of 5 years to 15 years. Such intangibles are also evaluated for impairment including on-going monitoring of potential impairment indicators.

Impairment of Long-Lived Assets The Company reviews long-lived assets, other than goodwill and other intangible assets for impairment, when events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less cost of disposal.

Revenue Recognition The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. Discounts are offered to customers for early payment and an estimate of such discounts is recorded as a reduction of net sales in the same period as the sale. Our standard sales terms are final and returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale. Under certain circumstances, we authorize customers to return Sun Care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sun care sales at the time the products are shipped and title transfers. Simultaneously with the time of the shipment and title transfer, we reduce sun care sales and cost of sales, and record an accrued liability on our Consolidated Balance Sheet for anticipated returns based upon an estimated return level. Customers are required to pay for the sun care product purchased under the required terms. Due to the seasonal nature of sun care, we offer a limited extension of terms to certain qualified customers. This limited extension requires substantial cash payments prior to or during the sun care season. We generally receive returns of our U.S. Sun Care products from September through January following the summer sun care season.

The Company offers a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. The Company accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Additionally, the Company offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales. The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material.

Advertising and Promotion Costs The Company advertises and promotes its products through national and regional media and expenses such activities in the year incurred.

Reclassifications Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

Recently Issued Accounting Pronouncements Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

In December 2008, the Financial Accounting Standards Board (FASB) issued new accounting guidance on Employers' Disclosures about Postretirement Benefit Plan Assets. This guidance is intended to provide users of financial statements with useful, transparent, and timely information about the asset portfolios of postretirement benefit plans. The amendments include the disclosure of fair value of categories of plan assets, disclosure about the nature and amount of concentration risk within or across the plan asset categories and disclosure on fair value measurements similar to those required in the accounting guidance related to Fair Value Measurements. These disclosures will be applied on a prospective basis beginning October 1, 2009 for Energizer.

On June 30, 2009, we adopted new accounting guidance on subsequent events. This new guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This new guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company has included this disclosure in Note 1 of the Notes to Consolidated Financial Statements.

On June 30, 2009, we adopted new accounting guidance on interim disclosures about Fair Value of Financial Instruments. This guidance requires companies to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. These disclosures include the fair value of all financial instruments for which it is practicable to estimate that value and the methods and significant assumptions used to estimate the fair value of financial instruments. The Company has included this disclosure in Note 14 of the Notes to Consolidated Financial Statements.

On September 30, 2009, we adopted new accounting guidance for the "FASB Accounting Standards Codification" as the single official source of authoritative, nongovernmental U.S. Generally Accepted Accounting Principles (GAAP). The Codification is applied to all of the Notes to Consolidated Financial Statements.

3. Shave Preparation Acquisition

On June 5, 2009, the Company completed its acquisition of the Edge and Skintimate shave preparation brands (the Acquisition) from S.C. Johnson & Son, Inc. (SCJ) for $275.0. The Acquisition was funded with proceeds from the completed common stock offering on May 20, 2009. See Note 13 of the Notes to Consolidated Financial Statements for further information. As leading brands in the U.S. men's and women's shave preparation category, Edge and Skintimate are a logical adjacency to the Company's existing wet shave business conducted in the United States (U.S.) under the Schick brand. The Acquisition consists primarily of intellectual property, finished goods inventory and equipment directly associated with the manufacture of the shave preparation products. SCJ will continue to manufacture product for Energizer under a supply agreement with an initial term of 3 years, with two optional one-year renewals. No SCJ employees are employed by Energizer and there are no contigent payments, options or commitments associated with the Acquisition.

We have determined the fair values of assets acquired and liabilities assumed for purposes of allocating the purchase price, in accordance with accounting guidance for business combinations. For purposes of the final allocation, the Company has estimated a fair value adjustment for inventory based on the estimated selling price of the finished goods acquired at the closing date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. The fair value adjustment for the acquired equipment was established using a cost approach. The fair values of the identifiable intangible assets were estimated using various valuation methods including discounted cash flows using both an income and cost approach.

The allocation of the purchase price is as follows:

Inventory	$ 12.2
Goodwill	120.9
Other intangible assets	135.0
Property, plant and equipment, net	8.0
Other current liabilities	(1.1)
Net assets acquired	$275.0

The purchased identifiable intangible assets are as follows:

	Total	Amortization Period
Tradenames/Brands	$114.5	indefinite-lived
Patents	11.5	5 years
Customer Relationships	9.0	10 years
Total	$135.0	

4. Goodwill and Intangible Assets

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value. The Company monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or carrying amounts may require adjustment. As part of its business planning cycle, the Company performed its annual impairment test in the fourth quarter of fiscal 2009, 2008 and 2007. Impairment testing was performed for each of the Company's reporting units: Household Products, Wet Shave and Playtex. No impairments were identified and no adjustments were deemed necessary.

The following table represents the carrying amount of goodwill by segment at September 30, 2009:

	Household Products	Personal Care	Total
Balance at October 1, 2008	$38.8	$1,167.6	$1,206.4
Acquisitions	–	119.3	119.3
Cumulative translation adjustment	(1.7)	2.2	0.5
Balance at September 30, 2009	$37.1	$1,289.1	$1,326.2

The Company had indefinite-lived trademarks and tradenames of $1,709.2 at September 30, 2009 and $1,591.0 at September 30, 2008. Changes in indefinite-lived trademarks and tradenames are due primarily to the valuation of assets acquired in the shave preparation acquisition and changes in foreign currency translation.

Total amortizable intangible assets at September 30, 2009 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
Tradenames	$ 11.8	$ (7.9)	$ 3.9
Technology and patents	53.4	(24.5)	28.9
Customer-related	64.5	(17.9)	46.6
Total amortizable intangible assets	$129.7	$(50.3)	$79.4

Notes to Consolidated Financial Statements

(Dollars in millions, except per share and percentage data)

The increase in the gross amortizable intangible assets during fiscal 2009 is due primarily to the valuation of assets acquired in the shave preparation acquisition. Amortizable intangible assets, with a weighted average remaining life of approximately seven years, are amortized on a straight-line basis over expected lives of 5 years to 15 years.

Amortization expense for intangible assets totaled $13.5 for the current year. Estimated amortization expense for amortizable intangible assets for the year ending September 30, 2010 is approximately $13.9, $13.5 for each of the years ending September 30, 2011 and 2012, and $11.2 and $8.2 for the years ending September 30, 2013 and 2014, respectively.

5. Income Taxes

The provisions for income taxes consisted of the following for the years ended September 30:

	2009	2008	2007
Currently payable:			
United States – Federal	**$ 91.7**	$ 47.7	$ 86.4
State	**8.6**	5.0	5.0
Foreign	**55.4**	64.2	50.0
Total current	**155.7**	116.9	141.4
Deferred:			
United States – Federal	**(12.5)**	29.0	(25.3)
State	**(0.5)**	1.1	(0.9)
Foreign	**4.8**	(3.1)	(2.4)
Total deferred	**(8.2)**	27.0	(28.6)
Provision for income taxes	**$147.5**	$143.9	$112.8

The source of pre-tax earnings was:

	2009	2008	2007
United States	**$197.3**	$197.9	$183.1
Foreign	**248.0**	275.3	251.1
Pre-tax earnings	**$445.3**	$473.2	$434.2

A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

	2009		2008		2007	
Computed tax at federal statutory rate	**$155.9**	**35.0%**	$165.6	35.0%	$152.0	35.0%
State income taxes, net of federal tax benefit	**5.1**	**1.1**	2.6	0.6	2.7	0.6
Foreign tax less than the federal rate	**(28.9)**	**(6.5)**	(33.1)	(7.0)	(22.7)	(5.2)
Foreign benefits recognized related to prior years' losses	**–**	**–**	–	–	(4.3)	(1.0)
Adjustments to prior years' tax accruals	**1.5**	**1.0**	1.1	0.2	(7.9)	(1.8)
Deferred tax benefit due to statutory rate change	–	–	–	–	(9.7)	(2.2)
Other taxes including repatriation of foreign earnings	**10.4**	**1.7**	1.5	0.3	11.3	2.6
Nontaxable share option	**1.1**	**0.2**	5.7	1.2	(8.1)	(1.9)
Other, net	**2.4**	**0.6**	0.5	0.1	(0.5)	(0.1)
Total	**$147.5**	**33.1%**	$143.9	30.4%	$112.8	26.0%

In 2007, $4.3 of tax benefits related to prior years' losses were recorded. These benefits related to foreign countries where our subsidiary subsequently began to generate earnings and could reasonably expect future profitability sufficient to utilize tax loss carryforwards prior to expiration. Improved profitability in Mexico in 2007 accounted for the bulk of the benefits recognized.

Adjustments were recorded in each of the three years to revise previously recorded tax accruals to reflect refinement of tax attribute estimates to amounts in filed returns and settlement of tax audits in a number of jurisdictions. Such adjustments increased the income tax provision by $1.5 and $1.1 in 2009 and 2008, respectively, and decreased the income tax provision by $7.9 in 2007. Also, legislation enacted in Germany reduced the tax rate applicable to the Company's subsidiaries in Germany for fiscal 2008 and beyond. Thus, an adjustment of $9.7 was made to reduce deferred tax liabilities in fiscal 2007.

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 for the years indicated are as follows and include current and noncurrent amounts:

	2009	2008
Deferred tax liabilities:		
Depreciation and property differences	**$(101.8)**	$(108.1)
Intangible assets	**(532.4)**	(528.4)
Pension plans	**(30.6)**	(16.3)
Other tax liabilities	**(4.7)**	(16.3)
Gross deferred tax liabilities	**(669.5)**	(669.1)
Deferred tax assets:		
Accrued liabilities	**101.0**	119.0
Deferred and stock-related compensation	**94.6**	89.2
Tax loss carryforwards and tax credits	**14.6**	15.2
Intangible assets	**31.2**	32.4
Postretirement benefits other than pensions	**6.4**	5.4
Pension plans	**81.2**	12.7
Inventory differences	**25.8**	23.7
Other tax assets	**7.2**	10.4
Gross deferred tax assets	**362.0**	308.0
Valuation allowance	**(10.3)**	(9.1)
Net deferred tax liabilities	**$(317.8)**	$(370.2)

There were no material tax loss carryforwards that expired in 2009. Future expirations of tax loss carryforwards and tax credits, if not utilized, are as follows: 2010, $0.2; 2011, $0.7; 2012, $1.1; 2013, $0.4; thereafter or no expiration, $12.2. The valuation allowance is attributed to tax loss carryforwards and tax credits outside the U.S.

At September 30, 2009, approximately $760 of foreign subsidiary retained earnings was considered indefinitely invested in those businesses. U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

The Company adopted new accounting guidance for accounting for uncertainty in income taxes on October 1, 2007. At the date of adoption of the new guidance, the Company had $34.5 of unrecognized tax benefits in the financial statements, excluding the unrecognized tax benefit from the Playtex acquisition. Of this amount, the impact of the cumulative change in accounting principle was immaterial.

Unrecognized tax benefits activity for the years ended September 30, 2009 and 2008 are summarized below:

	2009	2008
Unrecognized tax benefits, beginning of year	**$47.0**	$34.5
Additions based on current year tax positions and acquisitions	**3.3**	14.3
Reductions for prior year tax positions	**(1.6)**	(1.8)
Settlements with taxing authorities	**(1.8)**	–
Unrecognized tax benefits, end of year	**$46.9**	$47.0

Included in the unrecognized tax benefits noted above are $42.7 of uncertain tax positions that would affect the Company's effective tax rate, if recognized. The Company does not expect any significant increases or decreases to their unrecognized tax benefits within twelve months of this reporting date. In the Consolidated Balance Sheets, unrecognized tax benefits are classified as other liabilities (non-current) to the extent that payment is not anticipated within one year.

Prior to the adoption of the new accounting guidance for accounting for uncertainty in income tax, only interest expense on underpayments of income taxes was included in the income tax provision. Penalties were classified as an operating expense in arriving at pre-tax income. Upon adoption of the new guidance, the Company elected a new accounting policy, as permitted by this guidance, to also classify accrued penalties related to unrecognized tax benefits in the income tax provision. The Company accrued approximately $6.7 of interest and $0.7 of penalties at September 30, 2009 and $5.8 of interest and $0.7 of penalties at September 30, 2008 in the income tax provision. Interest was computed on the difference between the tax position recognized in accordance with GAAP and the amount previously taken or expected to be taken in the Company's tax returns.

The Company files income tax returns in the U.S. federal jurisdiction, various city, state, and more than 40 foreign jurisdictions where the Company has operations. U.S. federal income tax returns for tax years ended September 30, 2003 and after remain subject to examination by the Internal Revenue Service. With few exceptions, the Company is no longer subject to state and local income tax examinations for years before September 30, 2002. The status of international income tax examinations varies by jurisdiction. The Company does not anticipate any material adjustments to its financial statements resulting from tax examinations currently in progress.

6. Restructuring and Related Charges

The Company continually reviews its Household Products and Personal Care business models to identify potential improvements and cost savings. In July 2009, the Board of Directors approved a restructuring plan designed primarily to re-organize and reduce headcount in the Household Products business. The approved plan provided for an offer of a voluntary enhanced retirement option (VERO) to certain eligible hourly and salaried U.S. employees, and the elimination of additional positions as part of a limited involuntary reduction in force (RIF).

Notes to Consolidated Financial Statements

(Dollars in millions, except per share and percentage data)

In 2009, total pre-tax charges related to the VERO and RIF were $38.6, which represented employee separation and related costs. Virtually all of these costs in 2009 were recorded in SG&A expense. We do not expect any material charges related to this VERO and RIF in fiscal 2010. To date, payments of $5.8 have been made related to the VERO and RIF. We expect that the majority of the remaining payments of $32.8 will be made by the end of the second quarter of fiscal 2010.

In the current global recessionary environment, we continue to see cautious retailer inventory investments and unfavorable device trends, primarily in developed markets. It remains difficult to determine how much of the recent category weakness is due to each of these factors as well as other category and competitive dynamics. The Company believes this restructuring plan is advisable to reduce the Company's overhead cost structure for its Household Products business, right-size manufacturing and sales operations in light of market conditions and ensure alignment with its overall investment strategies. The VERO resulted in the voluntary separation of 289 hourly and 101 salaried U.S. colleagues and the RIF resulted in the termination of 46 colleagues in the U.S. and certain foreign affiliates.

7. Earnings Per Share

For each period presented below, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share (shares in millions):

For The Years Ended September 30,	2009	2008	2007
Numerator:			
Net earnings for basic and dilutive earnings per share	**$297.8**	$329.3	$321.4
Denominator:			
Weighted-average shares – basic	**62.4**	57.6	56.7
Effect of dilutive securities:			
Stock options	**0.4**	0.7	1.0
Restricted stock equivalents	**0.3**	0.6	0.6
Total dilutive securities	**0.7**	1.3	1.6
Weighted-average shares – diluted	**63.1**	58.9	58.3
Basic net earnings per share	**$ 4.77**	$ 5.71	$ 5.67
Diluted net earnings per share	**$ 4.72**	$ 5.59	$ 5.51

At September 30, 2009, approximately 0.8 million of the Company's outstanding restricted stock equivalents were not included in the diluted net earnings per share calculation because to do so would have been anti-dilutive. In the event the potentially dilutive securities are anti-dilutive on net earnings per share (i.e., have the effect of increasing EPS), the impact of the potentially dilutive securities is not included in the computation. There were approximately 0.4 million anti-dilutive securities for the year ended September 30, 2008 and no anti-dilutive securities for the year ended September 30, 2007.

8. Share-Based Payments

The Company's Incentive Stock Plan was initially adopted by the Board of Directors in March 2000 and approved by shareholders at the 2001 Annual Meeting of Shareholders. This plan was superseded in January 2009 as the Board of Directors approved a new plan, which was approved by shareholders at the 2009 Annual Meeting of Shareholders. New awards granted after January 2009 will be issued under the recently adopted plan. Under the recently adopted plan, awards of restricted stock, restricted stock equivalents or options to purchase the Company's common stock (ENR stock) may be granted to directors, officers and key employees. A maximum of 4.0 million shares of ENR stock was approved to be issued under the recently adopted plan. For purposes of determining the number of shares available for future issuance under the recently adopted plan, awards of restricted stock and restricted stock equivalents will reduce the shares available for future issuance by 1.95 for every one share awarded. Options awarded will reduce the number of shares available for future issuance on a one for one basis. At September 30, 2009, there were 3.4 million shares available for future awards under the recently adopted plan. At September 30, 2008 and 2007, there were 2.8 million and 3.3 million shares, respectively, available for future awards under the original plan adopted in March 2001. Since the original plan has been superseded, no further shares under this original plan were available for future awards after the adoption of the recently approved plan.

Options are granted at the market price on the grant date and generally have vested ratably over three to seven years. These awards typically have a maximum term of 10 years. Restricted stock and restricted stock equivalent awards may also be granted. Option shares and prices, and restricted stock and stock equivalent awards, are adjusted in conjunction with stock splits and other recapitalizations so that the holder is in the same economic position before and after these equity transactions.

The Company permits deferrals of bonus and salary and for directors, retainers and fees, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors deferring amounts into the Energizer Common Stock Unit Fund are credited with a number of stock equivalents based on the fair value of ENR stock at the time of deferral. In addition, the participants are credited with an additional number of stock equivalents, equal to 25% for employees and 33 1/3% for directors, of the amount deferred. This additional company match vests immediately for directors and three years from the date of initial crediting for employees. Amounts deferred into the Energizer Common Stock Unit Fund, and vested company matching deferrals, may be transferred to other investment options offered under the plan after specified restriction periods. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution, which may be elected in advance by the participant, the number of equivalents then vested and credited to the participant's account is determined and an amount in cash equal to the fair value of an equivalent number of shares of ENR stock is paid to the participant. This plan is reflected in Other Liabilities on the Consolidated Balance Sheets.

The Company uses the straight-line method of recognizing compensation cost. Total compensation cost charged against income for the Company's share-based compensation arrangements was $15.3, $26.4 and $25.3 for the years ended September 30, 2009, 2008 and 2007, respectively, and was recorded in SG&A expense. The total income tax benefit recognized in the Consolidated Statements of Earnings for share-based compensation arrangements was $5.6, $9.6 and $9.2 for the years ended September 30, 2009, 2008 and 2007, respectively. Restricted stock issuance and shares issued for stock option exercises under the Company's share-based compensation program are generally issued from treasury shares.

Options As of September 30, 2009, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $43.8 and $43.6, respectively. The aggregate intrinsic value of stock options exercised for the years ended September 30, 2009, 2008 and 2007 was $9.3, $36.7 and $107.8, respectively. When valuing new grants, Energizer uses an implied volatility, which reflects the expected volatility for a period equal to the expected life of the option. No new option awards were granted in the years ended September 30, 2009, 2008 and 2007.

As of September 30, 2009, there was no unrecognized compensation costs related to stock options granted. For outstanding nonqualified stock options, the weighted average remaining contractual life is 3.1 years.

The following table summarizes nonqualified ENR stock option activity during the current fiscal year (shares in millions):

	Shares	Weighted-Average Exercise Price
Outstanding on October 1, 2008	1.57	$31.24
Exercised	(0.25)	21.94
Outstanding on September 30, 2009	1.32	$33.06
Exercisable on September 30, 2009	1.30	$32.90

In October 2009, the Company granted non-qualified stock options to purchase 266,750 shares of ENR stock to certain executives and key employees of the Company. The options vest on the third anniversary of the date of the grant, but may accelerate and become exercisable before that date upon the recipient's death or disability or upon a change in control. The options remain exercisable for 10 years from the date of grant. However, this term may be reduced under certain circumstances including the recipient's termination of employment.

Restricted Stock Equivalents (RSE) In October 2005, the Board of Directors approved two different grants of RSE. First, a grant to key employees included approximately 73,000 shares that vest ratably over four years. The second grant for 80,000 shares awarded to a group of key senior executives vested October 2008.

In October 2006, the Board of Directors approved two grants of RSE. First, a grant to key employees included 112,350 shares that vest ratably over four years. The second grant for 303,000 shares was awarded to key senior executives and consists of two pieces: 1) 25% of the total restricted stock equivalents granted vest on the third anniversary of the date of grant; 2) the remainder of the RSE did not vest.

In October 2007, the Company granted RSE awards to key employees which included approximately 219,800 shares that vest ratably over four years and 11,000 that vest ratably over two years. At the same time, the Company granted RSE awards to key senior executives totaling approximately 267,000 shares which vest as follows: 1) 25% of the total restricted stock equivalents granted vest on the third anniversary of the date of grant; 2) the remainder vests on the date that the Company publicly releases its earnings for its 2010 fiscal year contingent upon the Company's CAGR for the three year period ending on September 30, 2010. If a CAGR of 15% is achieved, the remaining 75% of the grant vests, with smaller percentages of the remaining 75% vesting if the Company achieves a CAGR between 8% and 15%. The total award expected to vest is amortized over the vesting period.

In October 2008, the Company granted RSE awards to key employees which included approximately 265,200 shares that vest ratably over four years. At the same time, the Company granted RSE awards to key senior executives totaling approximately 374,600 which vest as follows: 1) 25% of the total restricted stock equivalents granted vest on the third anniversary of the date of grant; 2) the remainder vests on the date that the Company publicly releases its earnings for its 2011 fiscal year contingent upon the Company's CAGR for the three year period ending on September 30, 2011. If a CAGR of 15% is achieved, the remaining 75% of the grant vests, with smaller percentages of the remaining 75% vesting if the Company achieves a CAGR between 8% and 15%. The total award expected to vest will be amortized over the vesting period.

In February 2009, the Company granted RSE awards to key senior executives totaling approximately 296,000 shares. These awards were granted in lieu of (i) each executive's continued participation in the 2009 annual cash bonus program, (ii) his or her right to receive accruals under the Company's Supplemental Executive Retirement Plan (an excess pension plan) for calendar year 2009, and (iii) his or her right to receive Company matching accruals under the Company's Executive Savings Investment Plan (an excess 401(k) plan) for the 2009 calendar year. Vesting of the equivalents occurred on November 16, 2009, and the number of shares which vested was contingent upon achievement of individual and Company performance targets for the period from October 1, 2008 through September 30, 2009. The total award which vested was amortized over the vesting period.

The Company records estimated expense for the performance based grants based on the cumulative program-to-date CAGR for each respective program unless evidence exists that a different ultimate CAGR is likely to occur.

Notes to Consolidated Financial Statements

(Dollars in millions, except per share and percentage data)

The following table summarizes RSE activity during the current year (shares in millions):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested RSE at October 1, 2008	1.20	$82.24
Granted	0.95	63.20
Vested	(0.31)	60.81
Cancelled	(0.01)	103.75
Nonvested RSE at September 30, 2009	1.83	$75.95

As of September 30, 2009, there was an estimated $34.6 of total unrecognized compensation costs related to RSE granted to date, which will be recognized over a weighted-average period of approximately 1.1 years. The amount recognized will vary as vesting for a portion of the awards depends on the achievement of the established CAGR targets. The weighted-average fair value for RSE granted in 2009, 2008 and 2007 was $63.20, $116.08 and $73.68, respectively. The fair value of RSE vested in 2009, 2008 and 2007 was $18.0, $10.4 and $9.2, respectively.

In October 2009, the Company granted RSE awards to key employees which included approximately 266,300 shares that vest ratably over four years. At the same time, the Company granted two RSE awards to key senior executives. One grant includes approximately 145,900 shares and vests on the third anniversary of the date of grant. The second grant includes approximately 339,700 shares which vests on the date that the Company publicly releases its earnings for its 2012 fiscal year contingent upon the Company's CAGR for the three year period ending on September 30, 2012. Under the terms of the award, 100% of the grant vests if a CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves a CAGR between 5% and 12%. The total award expected to vest will be amortized over the vesting period.

Other Share-Based Compensation During the quarter ended December 31, 2005, the Board of Directors approved an award for officers of the Company. This award totaled 196,800 share equivalents and had the same features as the restricted stock award granted to senior executives in October 2006 as discussed above, but was settled in cash and mandatorily deferred until the individual's retirement or other termination of employment. During 2007, 20,000 shares were forfeited. All remaining 176,800 share equivalents fully vested as of October 30, 2008 and the Company recorded pre-tax income of $4.4 in the first quarter of fiscal 2009 to reflect the mark-to-market for this grant from October 1, 2008 through the October 30, 2008 vesting date.

9. Pension Plans and Other Postretirement Benefits

The Company has several defined benefit pension plans covering substantially all of its employees in the U.S. and certain employees in other countries. The plans provide retirement benefits based, in certain circumstances, on years of service and on earnings.

The Company also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and therefore are not included in the information presented in the following tables.

The Company currently provides other postretirement benefits, consisting of health care and life insurance benefits for certain groups of retired employees. Certain retirees are eligible for a fixed subsidy, provided by the Company, toward their total cost of health care benefits. Retiree contributions for health care benefits are adjusted periodically to cover the entire increase in total plan costs. Cost trend rates no longer materially impact the Company's future cost of the plan due to the fixed nature of the subsidy.

The following tables present the benefit obligation, plan assets and funded status of the plans:

September 30,	Pension 2009	Pension 2008	Postretirement 2009	Postretirement 2008
Change in Projected Benefit Obligation				
Benefit obligation at beginning of year	**$ 800.0**	$ 815.4	**$ 37.7**	$ 35.5
Impact of Playtex acquisition	**–**	69.6	**–**	8.1
Service cost	**31.7**	33.9	**0.4**	0.4
Interest cost	**52.4**	50.6	**2.6**	2.5
Plan participants' contributions	**1.1**	1.1	**–**	–
Actuarial loss/(gain)	**133.5**	(107.7)	**4.1**	(2.9)
Benefits paid	**(37.5)**	(48.5)	**(1.2)**	(2.7)
Plan amendments	**(46.8)**	(2.6)	**–**	(2.9)
Plan settlements	**–**	(6.8)	**–**	–
Foreign currency exchange rate changes	**1.9**	(5.0)	**–**	(0.3)
Projected Benefit Obligation at end of year	**$ 936.3**	$ 800.0	**$ 43.6**	$ 37.7
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ 696.0**	$ 795.2	**$ 1.7**	$ 2.0
Impact of Playtex acquisition	**–**	61.4	**–**	–
Actual return on plan assets	**26.4**	(118.7)	**–**	0.1
Company contributions	**16.0**	18.7	**1.8**	2.3
Plan participants' contributions	**1.1**	1.1	**5.6**	4.0
Benefits paid	**(37.5)**	(48.5)	**(6.9)**	(6.7)
Plan settlements	**–**	(6.8)	**–**	–
Foreign currency exchange rate changes	**(2.6)**	(6.4)	**–**	–
Fair value of plan assets at end of year	**$ 699.4**	$ 696.0	**$ 2.2**	$ 1.7
Funded status at end of year	**$(236.9)**	$(104.0)	**$(41.4)**	$(36.0)

The following table presents the amounts recognized in the Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity.

September 30,	Pension 2009	Pension 2008	Postretirement 2009	Postretirement 2008
Amounts Recognized in the Consolidated Balance Sheets				
Noncurrent assets	**$ 4.8**	$ 42.5	**$ –**	$ –
Current liabilities	**(6.6)**	(6.5)	**(1.0)**	(1.9)
Noncurrent liabilities	**(235.1)**	(140.0)	**(40.4)**	(34.1)
Net amount recognized	**$(236.9)**	$(104.0)	**$(41.4)**	$(36.0)
Amounts Recognized in Accumulated Other Comprehensive (Loss)/Income				
Net loss/(gain)	**267.2**	106.6	**(21.0)**	(27.0)
Prior service credit	**(53.9)**	(9.7)	**(24.2)**	(26.7)
Transition obligation	**1.0**	1.4	**–**	–
Net amount recognized, pre-tax	**$ 214.3**	$ 98.3	**$ (45.2)**	$(53.7)

Changes recognized in other comprehensive loss for the year ended September 30, 2009 are as follows:

	Pension	Postretirement
Changes in plan assets and benefit obligations recognized in other comprehensive income		
New prior service credit	$ (46.8)	$ –
Net loss arising during the year	171.0	4.3
Amounts recognized as a component of net periodic benefit cost		
Amortization, settlement or curtailment recognition of net transition obligation	(0.4)	–
Amortization or curtailment recognition of prior service credit	2.6	2.5
Amortization or settlement recognition of net (loss)/gain	(10.4)	1.7
Total recognized in other comprehensive loss	$116.0	$8.5

Notes to Consolidated Financial Statements

(Dollars in millions, except per share and percentage data)

The following table presents pension and postretirement expense:

	Pension			Postretirement		
For The Years Ended September 30,	2009	2008	2007	2009	2008	2007
Service cost	**$ 31.7**	$ 33.9	$ 29.9	**$ 0.4**	$ 0.4	$0.4
Interest cost	**52.4**	50.6	41.3	**2.6**	2.5	2.8
Expected return on plan assets	**(60.7)**	(63.3)	(53.2)	**-**	(0.1)	(0.1)
Amortization of unrecognized prior service cost	**(2.9)**	(0.6)	(1.1)	**(2.5)**	(2.1)	(2.2)
Amortization of unrecognized transition asset	**0.4**	0.5	0.4	**-**	–	–
Recognized net actuarial loss/(gain)	**2.9**	3.8	6.9	**(1.6)**	(2.1)	(0.3)
Settlement loss recognized	**3.2**	–	–	**-**	–	–
Net periodic benefit cost	**$ 27.0**	$ 24.9	$ 24.2	**$(1.1)**	$(1.4)	$0.6

The Company expects to contribute $19.0 to its pension plans and $2.7 to its postretirement plans in 2010.

The Company's expected future benefit payments are as follows:

For The Years Ending September 30,	Pension	Postretirement
2010	$51.3	$3.3
2011	49.9	3.3
2012	53.7	3.2
2013	58.5	3.1
2014	61.9	3.0
2015 to 2019	372.1	13.8

The accumulated benefit obligation for defined benefit pension plans was $895.7 and $716.8 at September 30, 2009 and 2008, respectively. In 2009, the accumulated benefit obligation was in excess of plan assets for the U.S. pension plan resulting in the increase noted on the following table, which shows pension plans with an accumulated benefit obligation in excess of plan assets.

September 30,	2009	2008
Projected benefit obligation	**$833.9**	$189.2
Accumulated benefit obligation	**807.8**	162.9
Fair value of plan assets	**596.8**	45.8

Pension plan assets in the U.S. plan represent 78% of assets in all of the Company's defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are: (a) equities, including U.S. and foreign: 62%, (b) debt securities, U.S. bonds: 35% and (c) other: 3%. The U.S. plan held no shares of ENR stock at September 30, 2009. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

Amounts expected to be amortized from accumulated other comprehensive income into net period benefit cost during the year ending September 30, 2010, are as follows:

	Pension	Postretirement
Net actuarial (loss)/gain	(7.5)	1.5
Prior service credit	6.1	2.5
Initial net obligation	(0.2)	–

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

	Pension		Postretirement	
September 30,	2009	2008	2009	2008
Plan obligations:				
Discount rate	**5.6%**	7.0%	**5.9%**	7.5%
Compensation increase rate	**3.8%**	4.2%	**3.5%**	3.9%
Net periodic benefit cost:				
Discount rate	**7.0%**	5.9%	**7.5%**	6.0%
Expected long-term rate of return on plan assets	**8.0%**	8.0%	**3.7%**	3.7%
Compensation increase rate	**4.2%**	4.0%	**3.9%**	3.5%

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described below. Specifically, the expected return on equities (U.S. and foreign combined) is 9.6%, and the expected return on debt securities (including higher-quality and lower-quality bonds) is 5.1%.

Effective as of the end of calendar 2009, the pension benefit earned to date by active participants under the U.S. pension plan will be frozen and future retirement benefits will accrue to active participants using a new retirement accumulation formula. Under this new formula, active participants will earn a retirement benefit equal to 6% per annum of their pensionable earnings during a calendar year. In addition, an interest credit will be applied to the benefits earned under this revised formula at a rate equal to a 30 year U.S. Treasury note. Finally, active participants that meet certain age and service criteria as of December 31, 2009, will receive a transitional benefit in addition to the pension credit of 6% per annum. This transitional benefit will provide an additional pension credit of 2% to 4% per annum of pensionable earnings plus the applicable interest credit, through 2014. These changes resulted in a reduction of our projected benefit obligation of $46.8.

10. Defined Contribution Plan

The Company sponsors a defined contribution plan, which extends participation eligibility to substantially all U.S. employees. The Company matches 50% of participants' before-tax contributions up to 6% of eligible compensation. In addition, participants can make after-tax contributions into the plan. The participant's after-tax contribution of 1% of eligible compensation is matched with a 325% Company contribution to the participant's pension plan account. Effective January 1, 2010, the Company will no longer match the 1% after tax contribution with a 325% Company contribution to the participant's pension plan account. Amounts charged to expense during fiscal 2009, 2008, and 2007 were $8.1, $8.5, and $5.6, respectively, and are reflected in SG&A and cost of products sold in the Consolidated Statements of Earnings. The increase in expense for 2008 was due primarily to the addition of Playtex.

11. Debt

Notes payable at September 30, 2009 and 2008 consisted of notes payable to financial institutions with original maturities of less than one year of $169.1 and $264.4, respectively, and had a weighted-average interest rate of 3.5% and 4.7%, respectively.

The detail of long-term debt at September 30 for the year indicated is as follows:

	2009	2008
Private Placement, fixed interest rates ranging from 3.6% to 6.6%, due 2010 to 2017	**$1,930.0**	$2,230.0
Term Loan, variable interest at LIBOR + 75 basis points, or 1.0%, due 2012	**459.5**	465.5
Total long-term debt, including current maturities	**2,389.5**	2,695.5
Less current portion	**101.0**	106.0
Total long-term debt	**$2,288.5**	$2,589.5

The Company maintains total committed debt facilities of $3,048.6, of which $477.4 remained available as of September 30, 2009.

During the second quarter of fiscal 2009, the Company entered into interest rate swap agreements with two major multinational financial institutions that fixed the variable benchmark component (LIBOR) of the Company's interest rate on $300 of the Company's variable rate debt through December 2012 at an interest rate of 1.9%.

Under the terms of the Company's credit agreements, the ratio of the Company's indebtedness to its EBITDA, as defined in the agreements, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company's private placement note agreements, the ratio of indebtedness to EBITDA may not exceed 4.0 to 1. However, if the ratio is above 3.50 to 1, the Company is required to pay an additional 75 basis points in interest for the period in which the ratio exceeds 3.50 to 1. In addition, under the credit agreements, the ratio of its current year EBIT, as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company's ratio of indebtedness to its EBITDA was 3.14 to 1, and the ratio of its EBIT to total interest expense was 4.40 to 1, as of September 30, 2009. Each of the calculations at September 30, 2009 was pro forma for the shave preparation acquisition. The Company anticipates that it will remain in compliance with its debt covenants for the foreseeable future. The impact on EBITDA resulting from the VERO and RIF charges in the fourth quarter of 2009 had a negative impact on the ratio of indebtedness to EBITDA as such charges are not excluded from the calculation of EBITDA under the terms of the agreements. The VERO and RIF charges will negatively impact trailing twelve month EBITDA, which is used in the ratio, through the third quarter of fiscal 2010, after which it will roll out of the calculation. Savings from the VERO and RIF programs will somewhat mitigate the negative EBITDA impact of the restructuring charges as they are realized during this time frame, and will remain a positive impact on the ratio going forward. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

On May 5, 2009, the Company amended and renewed its existing receivables securitization program, under which the Company sells interests in certain accounts receivable, and which provides funding to the Company of up to $200 with two large financial institutions. The sales of the receivables are affected through a bankruptcy remote special purpose subsidiary of the Company, Energizer Receivables Funding Corporation (ERFC). Funds received under this financing arrangement are treated as borrowings rather than proceeds of accounts receivables sold for accounting purposes. However, borrowings under the program are not considered debt for covenant compliance purposes under the Company's credit agreements and private placement note agreements. The program is subject to renewal annually on the anniversary date. At September 30, 2009, a total of $147.5 was outstanding under this financing arrangement.

Notes to Consolidated Financial Statements

(Dollars in millions, except per share and percentage data)

The counterparties to long-term committed borrowings consist of a number of major international financial institutions. The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies. The Company has staggered long-term borrowing maturities through 2017 to reduce refinancing risk in any single year and to optimize the use of cash flow for repayment.

Aggregate maturities on long-term debt at September 30, 2009 are as follows: $101.0 in 2010, $266.0 in 2011, $231.0 in 2012, $701.5 in 2013, $190.0 in 2014 and $900.0 thereafter. At this time, the Company intends to repay only scheduled debt maturities over the course of the next fiscal year with the intent to preserve committed liquidity.

12. Preferred Stock

The Company's Articles of Incorporation authorize the Company to issue up to 10 million shares of $0.01 par value of preferred stock. During the three years ended September 30, 2009, there were no shares of preferred stock outstanding.

13. Shareholders' Equity

On May 20, 2009, the Company completed the sale of an additional 10.925 million shares of common stock for $49.00 per share. Net proceeds from the sale of the additional shares were $510.2. The Company used $275 of the net proceeds to complete the purchase of the shave preparation brands on June 5, 2009 and used $100 to repay private placement notes, which matured on June 30, 2009. The remaining proceeds have contributed significantly to the increase in cash on hand at September 30, 2009 and the repayment of an additional $200 of private placement notes on September 30, 2009.

On March 16, 2000, the Board of Directors declared a dividend of one share purchase right (Right) for each outstanding share of ENR common stock. Each Right entitles a shareholder of ENR stock to purchase an additional share of ENR stock at an exercise price of $150.00, which price is subject to anti-dilution adjustments. Rights, however, may only be exercised if a person or group has acquired, or commenced a public tender for 20% or more of the outstanding ENR stock, unless the acquisition is pursuant to a tender or exchange offer for all outstanding shares of ENR stock and a majority of the Board of Directors determines that the price and terms of the offer are adequate and in the best interests of shareholders (a Permitted Offer). At the time that 20% or more of the outstanding ENR stock is actually acquired (other than in connection with a Permitted Offer), the exercise price of each Right will be adjusted so that the holder (other than the person or member of the group that made the acquisition) may then purchase a share of ENR stock at one-third of its then-current market price. If the Company merges with any other person or group after the Rights become exercisable, a holder of a Right may purchase, at the exercise price, common stock of the surviving entity having a value equal to twice the exercise price. If the Company transfers 50% or more of its assets or earnings power to any other person or group after the Rights become exercisable, a holder of a Right may purchase, at the exercise price, common stock of the acquiring entity having a value equal to twice the exercise price.

The Company can redeem the Rights at a price of $0.01 per Right at any time prior to the time a person or group actually acquires 20% or more of the outstanding ENR stock (other than in connection with a Permitted Offer). In addition, following the acquisition by a person or group of at least 20%, but not more than 50% of the outstanding ENR stock (other than in connection with a Permitted Offer), the Company may exchange each Right for one share of ENR stock. The Company's Board of Directors may amend the terms of the Rights at any time prior to the time a person or group acquires 20% or more of the outstanding ENR stock (other than in connection with a Permitted Offer) and may amend the terms to lower the threshold for exercise of the Rights. If the threshold is reduced, it cannot be lowered to a percentage that is less than 10% or, if any shareholder holds 10% or more of the outstanding ENR stock at that time, the reduced threshold must be greater than the percentage held by that shareholder. The Rights will expire on April 1, 2010.

At September 30, 2009, there were 300 million shares of ENR stock authorized, of which approximately 3.1 million shares were reserved for issuance under the 2000 Incentive Stock Plan and 0.3 million shares were reserved for issuance under the 2009 Incentive Stock Plan.

Beginning in September 2000, the Company's Board of Directors has approved a series of resolutions authorizing the repurchase of shares of ENR common stock, with no commitments by the Company to repurchase such shares. On July 24, 2006, the Board of Directors approved the repurchase of up to an additional 10 million shares and 8 million shares remain under such authorization as of September 30, 2009. There were no shares repurchased during fiscal year 2009.

14. Financial Instruments and Risk Management

The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in currency rates, commodity prices, interest rates and the Company's stock price. Company policy allows derivatives to be used only for identifiable exposures and, therefore, the Company does not enter into hedges for trading purposes where the sole objective is to generate profits.

Concentration of Credit Risk The counterparties to derivative contracts consist of a number of major multinational and international financial institutions and are generally institutions with which the Company maintains lines of credit. The Company does not enter into derivative contracts through brokers nor does it trade derivative contracts on any other exchange or over-the-counter markets. Risk of currency positions and mark-to-market valuation of positions are strictly monitored at all times.

The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside rating agencies. The Company has implemented policies that limit the amount of agreements it enters into with any one party. While nonperformance by these counterparties exposes the Company to potential credit losses, such losses are not anticipated although the current economic environment makes such assessments more challenging.

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company's largest customer had obligations to the Company with a carrying value of $114.2 at September 30, 2009. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

Commodity Price Risk The Company uses raw materials that are subject to price volatility. At times, hedging instruments are used by the Company to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. The fair market value of the Company's outstanding hedging instruments included in Accumulated Other Comprehensive Income was an unrealized pre-tax gain of $6.1 and an unrealized pre-tax loss of $9.8 at September 30, 2009 and 2008, respectively. Over the next twelve months, approximately $5.2 of the gain recognized in Accumulated Other Comprehensive Income will be included in earnings. Contract maturities for these hedges extend into fiscal year 2011. There were 14 open contracts at September 30, 2009.

Foreign Currency Risk A significant portion of Energizer's product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive environment. Conversely, a strengthening in currencies relative to the U.S. dollar can improve margins. As a result, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. The Company's primary foreign affiliates, which are exposed to U.S. dollar purchases, have the Euro, the Yen, the British pound, the Canadian dollar and the Australian dollar as their local currencies. At September 30, 2009, the Company had an unrecognized loss on these forward currency contracts accounted for as cash flow hedges of $15.3 recognized in Accumulated Other Comprehensive Income. Assuming foreign exchange rates versus the U.S. dollar remains at September 30, 2009 levels, over the next twelve months, approximately $11.7 of the loss included in Accumulated Other Comprehensive Income will be included in earnings. Contract maturities for these hedges extend into fiscal year 2012. There were 27 open contracts at September 30, 2009.

Interest Rate Risk The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2009, the Company had $628.6 variable rate debt outstanding. During the second quarter, the Company entered into interest rate swap agreements with two major multinational financial institutions that fixed the variable benchmark component (LIBOR) of the Company's interest rate on $300 of the Company's variable rate debt for the next four years. At September 30, 2009, the Company had an unrecognized pre-tax gain on these interest rate swap agreements of $3.4 included in Accumulated Other Comprehensive Income.

Notes to Consolidated Financial Statements

(Dollars in millions, except per share and percentage data)

Cash Flow Hedges The Company maintains a number of cash flow hedging programs, as discussed above, to reduce risks related to commodity, foreign currency and interest rate risk. Each of these derivative instruments have a high correlation to the underlying exposure being hedged and have been deemed highly effective in offsetting the associated risk.

Derivatives not Designated in Hedging Relationships The Company holds a share option with a major multinational financial institution to mitigate the impact of changes in certain of the Company's deferred compensation liabilities, which are tied to the Company's common stock price. Period activity related to the share option is classified in the same category in the cash flow statement as the period activity associated with the Company's deferred compensation liability, which was cash flow from operations.

In addition, the Company enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes to hedge existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk.

The following table provides fair values, and amounts of gains and losses on derivative instruments classified as cash flow hedges as of and for the twelve months ended September 30, 2009.

	At September 30, 2009	For Twelve Months Ended September 30, 2009	
Derivatives designated as Cash Flow Hedging Relationships	Fair Value Asset (Liability) (1) (2)	Gain/(Loss) Recognized in OCI on Derivative (3)	Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4) (5)
Foreign currency contracts	$(15.3)	$(16.8)	$ (1.5)
Commodity contracts (6)	6.1	2.1	(20.6)
Interest rate contracts	3.4	3.4	–
Total	$ (5.8)	$(11.3)	$(22.1)

(1) All derivative assets are presented in other current assets or other assets.
(2) All derivative liabilities are presented in other current liabilities or other liabilities.
(3) OCI is defined as other comprehensive income.
(4) Gain/(Loss) reclassified to Income was recorded as follows: Foreign currency contracts in other financing, net, commodity contracts in cost of products sold.
(5) Each of these derivative instruments has a high correlation to the underlying exposure being hedged and has been deemed highly effective in offsetting the associated risk. The ineffective portion recognized in income was insignificant to the year ended September 30, 2009.
(6) For the year ended September 30, 2009, $13.8 of losses associated with the Company's settled commodity contracts were capitalized to inventory. The charge taken to cost of products sold as a result of inventory being sold was $20.6 for the year ended September 30, 2009.

The following table provides fair values, and amounts of gains and losses on derivative instruments not classified as cash flow hedges as of and for the twelve months ended September 30, 2009.

Derivatives not designated as Cash Flow Hedging Relationships	Fair Value Asset (Liability)	For Twelve Months Ended September 30, 2009 Gain (Loss) Recognized in Income on Derivative	Income Statement Classification
Share option	$2.0	$(3.0)	SG&A
Foreign currency contracts	(1.0)	(1.5)	other financing, net
Total	$1.0	$(4.5)	

Fair Value Hierarchy New accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity's own assumptions or external inputs from inactive markets.

Under the fair value accounting guidance hierarchy, an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth the Company's financial assets and liabilities, which are carried at fair value, as of September 30, 2009 that are measured on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Share Option	$ –	$ 2.0	$ –	$ 2.0
Derivatives – Interest Rate Swap	–	3.4	–	3.4
Derivatives – Commodity	–	6.1	–	6.1
Total Assets at fair value	$ –	$ 11.5	$ –	$ 11.5
Liabilities at fair value:				
Derivatives – Foreign Exchange	$ –	$ 16.3	$ –	$ 16.3
Deferred Compensation	–	124.3	–	124.3
Total Liabilities at fair value	$ –	$140.6	$ –	$140.6

See Note 8 of the Notes to Consolidated Financial Statements for further discussion of deferred compensation liabilities.

Effective October 1, 2009, the Company adopted new fair value guidance for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.

At September 30, 2009 and 2008, the fair market value of fixed rate long-term debt was $1,926.2 and $2,078.5, respectively, compared to its carrying value of $1,930.0 and $2,230.0, respectively. The book value of the Company's variable rate debt approximates fair value. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements.

At September 30, 2009, the fair value of foreign currency, interest rate swap and commodity contracts is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. For further information on the fair value of these contracts, see the tables above.

Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheet approximate fair value.

15. Environmental and Legal Matters

Government Regulation and Environmental Matters The operations of the Company, like those of other companies engaged in the Household Products and Personal Care businesses, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2009 were $9.1, of which $1.8 is expected to be spent in fiscal 2010. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

As a result of the Playtex acquisition certain of the Company's products are subject to regulation by the United States Food and Drug Administration (FDA).

Legal Proceedings The Company and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of its businesses. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, the Company believes that its ultimate liability, if any, arising from pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, should not be material to the Company's financial position, taking into account established accruals for estimated liabilities.

16. Other Commitments and Contingencies

An international affiliate of the Company has $7.9 of funds deposited in a bank account that is acting as collateral for a bank loan. The Company has reflected this bank deposit as restricted cash, which is included in other current assets on the Consolidated Balance Sheets. The loan was initiated in June 2004 for a three month period. At each maturity, the Company renewed the agreement. As the loan amount changes, the funds on deposit will be required to increase or decrease with the loan amount. The impact of this transaction is reflected in the investing section of the Consolidated Statements of Cash Flows.

Total rental expense less sublease rental income for all operating leases was $32.2, $28.8 and $27.9 in 2009, 2008 and 2007, respectively. Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2009, were $23.1 in 2010, $15.5 in 2011, $10.7 in 2012, $8.6 in 2013, $6.3 in 2014 and $11.1 thereafter. These leases are primarily for office facilities.

Notes to Consolidated Financial Statements

(Dollars in millions, except per share and percentage data)

17. Supplemental Financial Statement Information

The components of certain balance sheet accounts at September 30 for the years indicated are as follows:

	2009	2008
Inventories		
Raw materials and supplies	**$ 79.2**	$ 77.7
Work in process	**119.6**	137.9
Finished products	**468.5**	459.0
Total inventories	**$ 667.3**	$ 674.6
Other Current Assets		
Miscellaneous receivables	**$ 54.3**	$ 47.1
Deferred income tax benefits	**133.0**	119.7
Prepaid expenses	**80.9**	75.7
Other	**21.0**	15.3
Total other current assets	**$ 289.2**	$ 257.8
Property at Cost		
Land	**$ 37.7**	$ 37.3
Buildings	**267.4**	251.9
Machinery and equipment	**1,512.0**	1,459.0
Construction in progress	**157.7**	115.4
Total gross property	**1,974.8**	1,863.6
Accumulated depreciation	**(1,111.4)**	(1,028.1)
Total property, plant and equipment, net	**$ 863.4**	$ 835.5
Other Assets		
Pension asset	**$ 4.8**	$ 42.5
Deferred charges and other assets	**40.2**	42.3
Total other assets	**$ 45.0**	$ 84.8
Other Current Liabilities		
Accrued advertising, promotion and allowances	**$ 281.2**	$ 324.3
Accrued salaries, vacations and incentive compensation	**92.3**	123.0
Returns reserve	**46.6**	47.8
Other	**237.7**	233.8
Total other current liabilities	**$ 657.8**	$ 728.9
Other Liabilities		
Pensions and other retirement benefits	**$ 280.0**	$ 176.7
Deferred compensation	**141.3**	138.8
Deferred income tax liabilities	**450.8**	489.9
Other noncurrent liabilities	**66.6**	63.8
Total other liabilities	**$ 938.7**	$ 869.2

Allowance for Doubtful Accounts

	2009	2008	2007
Balance at beginning of year	**$ 11.2**	$ 9.8	$ 10.9
Impact of Playtex acquisition	**–**	4.0	–
Provision charged to expense, net of reversals	**5.9**	(0.2)	(0.2)
Write-offs, less recoveries, translation, other	**(5.8)**	(2.4)	(0.9)
Balance at end of year	**$ 11.3**	$ 11.2	$ 9.8

Income Tax Valuation Allowance

	2009	2008	2007
Balance at beginning of year	**$ 9.1**	$ 4.9	$ 10.7
Impact of Playtex acquisition	**–**	5.0	–
Provision charged to expense	**1.2**	0.1	0.5
Reversal of provision charged to expense	**–**	(0.4)	(4.3)
Write-offs, translation, other	**–**	(0.5)	(2.0)
Balance at end of year	**$ 10.3**	$ 9.1	$ 4.9

Supplemental Disclosure of Cash Flow Information

	2009	2008	2007
Interest paid	**$150.4**	$143.6	$ 90.4
Income taxes paid	**167.3**	90.6	108.5

18. Segment Information

Operations for the Company are managed via two segments – Household Products (Battery and Lighting Products) and Personal Care (Wet Shave, including Edge/Skintimate acquired in June 2009, Skin Care, Feminine Care and Infant Care). Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities, including the VERO, RIF and change in paid time off policy in 2009, and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

The reduction in gross profit associated with the write-up and subsequent sale of the inventory acquired in the shave preparation acquisition in fiscal 2009, and the Playtex acquisition in fiscal 2008, and the associated acquisition integration costs, which are included in Corporate and Other expense, are not reflected in the Personal Care segment, but rather presented as a separate line item below segment profit, as it is a non-recurring item directly associated with the acquisitions.

The favorable adjustments in 2009 related to the change in policy governing the Company's paid time off (PTO) are not reflected in Household Products or Personal Care segments, but rather presented as a separate line item below segment profit as it is not operational in nature.

The charge in 2009 for the VERO and RIF that took place primarily in the Household Products business are presented as a separate line below segment profit.

The presentation for inventory write-up, acquisition integration costs, PTO adjustment and VERO/RIF costs reflects management's view on how it evaluates segment performance.

The Company's operating model includes a combination of stand-alone and combined business functions between the Household Products and Personal Care businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and in some countries, combined sales forces and management. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the businesses. Such allocations do not represent the costs of such services if performed on a stand-alone basis. The Company applies a fully allocated cost basis in which shared business functions are allocated between the businesses.

Wal-Mart Stores, Inc. and its subsidiaries accounted for 21.4%, 20.8% and 18.8% of total net sales in 2009, 2008 and 2007, respectively, primarily in North America. Corporate assets shown in the following table include all cash and cash equivalents, financial instruments and deferred tax assets that are managed outside of operating segments.

Notes to Consolidated Financial Statements

(Dollars in millions, except per share and percentage data)

	2009	2008	2007
Net Sales			
Household Products	**$2,109.5**	$2,474.3	$2,376.3
Personal Care	**1,890.3**	1,856.7	988.8
Total net sales	**$3,999.8**	$4,331.0	$3,365.1
Profitability			
Household Products	**$ 398.6**	$ 489.1	$ 472.3
Personal Care	**341.1**	322.5	155.5
Total segment profitability	**739.7**	811.6	627.8
General corporate and other expenses	**(97.4)**	(104.9)	(111.5)
VERO/RIF	**(38.6)**	–	–
PTO policy change	**24.1**	–	–
Acquisition inventory valuation	**(3.7)**	(27.5)	–
Amortization of intangibles	**(13.1)**	(14.0)	(5.4)
Interest and other financing	**(165.7)**	(192.0)	(76.7)
Total earnings before income taxes	**$ 445.3**	$ 473.2	$ 434.2
Depreciation and Amortization			
Household Products	**$ 65.6**	$ 67.0	$ 66.5
Personal Care	**50.9**	59.4	42.2
Total segment depreciation and amortization	**116.5**	126.4	108.7
Corporate	**13.9**	14.9	6.3
Total depreciation and amortization	**$ 130.4**	$ 141.3	$ 115.0
Total Assets			
Household Products	**$1,370.6**	$1,505.5	
Personal Care	**1,125.7**	1,066.3	
Total segment assets	**2,496.3**	2,571.8	
Corporate	**537.9**	375.3	
Goodwill and other intangible assets	**3,114.8**	2,869.6	
Total assets	**$6,149.0**	$5,816.7	
Capital Expenditures			
Household Products	**$ 56.9**	$ 79.3	$ 54.2
Personal Care	**80.8**	78.9	34.1
Total segment capital expenditures	**137.7**	158.2	88.3
Corporate	**2.0**	1.8	0.3
Total capital expenditures	**$ 139.7**	$ 160.0	$ 88.6

Geographic segment information on a legal entity basis:

	2009	2008	2007
Net Sales to Customers			
United States	**$2,100.1**	$2,207.8	$1,561.4
International	**1,899.7**	2,123.2	1,803.7
Total net sales	**$3,999.8**	$4,331.0	$3,365.1
Long-Lived Assets			
United States	**$ 561.3**	$ 591.8	
Germany	**128.7**	136.8	
Other International	**218.4**	191.7	
Total long-lived assets	**$ 908.4**	$ 920.3	

The Company's international net sales are derived from customers in numerous countries, with sales to customers in Canada representing 5.1%, 5.4% and 4.5% of the Company's total net sales in 2009, 2008 and 2007, respectively. Net sales to customers in all other single foreign countries represented less than 5% of the Company's total net sales for each of the three years presented.

Supplemental product information is presented below for net sales:

	2009	2008	2007
Net Sales			
Alkaline batteries	**$1,264.3**	$1,490.1	$1,461.9
Carbon zinc batteries	**186.4**	225.2	249.9
Other batteries and lighting products	**658.8**	759.0	664.5
Wet Shave	**1,118.1**	1,085.0	988.8
Skin Care	**364.0**	364.1	–
Feminine Care	**214.1**	222.6	–
Infant Care	**194.1**	185.0	–
Total net sales	**$3,999.8**	$4,331.0	$3,365.1

19. Quarterly Financial Information – (Unaudited)

The results of any single quarter are not necessarily indicative of the Company's results for the full year. Net earnings of the Company are impacted in the first quarter by the additional battery product sales volume associated with the December holiday season. Earnings per share data are computed independently for each of the periods presented. As a result, the sum of the earnings per share amounts for the quarter may not equal the total for the year.

	First	Second	Third	Fourth
Fiscal 2009				
Net sales	**$1,042.5**	**$880.4**	**$ 997.5**	**$1,079.4**
Gross profit	**513.5**	**413.6**	**457.8**	**473.7**
Net earnings	**111.0**	**77.0**	**72.7**	**37.1**
Basic earnings per share	**$1.90**	**$1.32**	**$1.15**	**$0.53**
Diluted earnings per share	**$1.88**	**$1.30**	**$1.13**	**$0.53**
Items increasing/(decreasing) net earnings:				
PTO adjustment	**$ –**	**$ 14.5**	**$ 0.7**	**$ –**
VERO/Separation costs	**–**	**–**	**–**	**(24.3)**
Acquisition inventory valuation	**–**	**–**	**–**	**(2.3)**
Integration costs	**(0.9)**	**(1.1)**	**–**	**(1.1)**
Provisions for restructuring and related costs	**(2.1)**	**(3.1)**	**(0.2)**	**(0.4)**
Adjustment to prior year tax accruals	**0.9**	**0.1**	**(1.4)**	**(1.1)**

	First	Second	Third	Fourth
Fiscal 2008				
Net sales	$1,189.9	$951.0	$1,066.7	$1,123.4
Gross profit	536.2	457.8	509.0	534.7
Net earnings	102.6	60.9	66.7	99.1
Basic earnings per share	$1.79	$1.06	$1.16	$1.71
Diluted earnings per share	$1.74	$1.03	$1.13	$1.67
Items increasing/(decreasing) net earnings:				
Acquisition inventory valuation	$ (15.5)	$ (1.0)	$ –	$ –
Integration costs	(3.7)	(2.7)	(1.9)	(3.1)
Provisions for restructuring and related costs	(1.5)	(0.2)	–	(0.3)
Adjustment to prior year tax accruals	–	–	(4.0)	2.9

Board of Directors

Bill G. Armstrong[(1)(3)]
Retired Executive Vice President and Chief Operating Officer, Cargill Animal Nutrition

R. David Hoover[(4)]
Chairman, President and Chief Executive Officer, Ball Corporation

John C. Hunter[(3)]
Retired Chairman, President and Chief Executive Officer, Solutia, Inc.

John E. Klein[(1)(2)(3)]
President, Randolph College

Ward M. Klein[(2)(4)]
Chief Executive Officer, Energizer Holdings, Inc.

Richard A. Liddy[(2)(3)]
Retired Chairman and Chief Executive Officer, GenAmerica Corporation and Retired Chairman of the Board, Reinsurance Group of America, Incorporated

W. Patrick McGinnis[(2)(3)]
President and Chief Executive Officer, Nestle Purina PetCare Company

Joe R. Micheletto[(1)(2)]
Vice Chairman of the Board, Ralcorp Holdings, Inc. and Retired Chief Executive Officer and President, Ralcorp Holdings, Inc.

J. Patrick Mulcahy[(2)(4)]
Chairman of the Board, Energizer Holdings, Inc. and Retired Chief Executive Officer, Energizer Holdings, Inc.

Pamela M. Nicholson[(1)(2)(3)]
President and Chief Operating Officer, Enterprise Rent-A-Car

John R. Roberts[(1)(2)(3)]
Retired Executive Director, Civic Progress St. Louis and Retired Managing Partner of Mid-South Region, Arthur Andersen LLP

COMMITTEE ASSIGNMENTS
(1) Audit
(2) Executive
(3) Nominating & Executive Compensation
(4) Finance & Oversight

Executive Officers

Ward M. Klein*
Chief Executive Officer

David P. Hatfield*
President and Chief Executive Officer, Energizer Personal Care

Joseph W. McClanathan*
President and Chief Executive Officer, Energizer Household Products

Daniel J. Sescleifer*
Executive Vice President Chief Financial Officer

Peter J. Conrad*
Vice President Human Resources

Gayle G. Stratmann*
Vice President and General Counsel

* Section 16 Reporting Officers

Corporate Officers

Timothy L. Grosch
Secretary

William C. Fox
Vice President and Treasurer

John J. McColgan
Vice President and Controller

Corporate Information

Corporate Headquarters
Energizer Holdings, Inc.
533 Maryville University Dr.
St. Louis, Missouri 63141
(314) 985-2000
www.energizer.com

Date and State of Incorporation
September 23, 1999 – Missouri

Fiscal Year-End
September 30

Shareholders
On September 30, 2009, there were approximately 12,000 shareholders of record.

Independent Accountants
PricewaterhouseCoopers LLP
St. Louis, Missouri

Annual Meeting
The Company's annual meeting of shareholders is scheduled for January 25, 2010, at 3:00 p.m. at Energizer's World Headquarters, 533 Maryville University Drive, St. Louis, Missouri 63141.

Common Stock Information
The table below summarizes, for the fiscal quarter indicated, the reported high and low sale prices of the Company's common stock, as reported on the New York Stock Exchange.

Fiscal 2009	High	Low
First Quarter	82.90	30.36
Second Quarter	58.43	37.57
Third Quarter	60.61	47.90
Fourth Quarter	69.11	51.18

Dividends
To date, the Company has not declared nor paid any cash dividend.

SEC Form 10-K
Shareholders may receive a copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K free of charge by writing or calling the Investor Relations Department at Energizer's corporate headquarters, as listed above or by retrieving this information from the company's website, www.energizer.com.

Code of Ethics
The Company has adopted a code of ethics that is applicable to all of its directors and employees, including the Chief Executive Officer, Executive Vice President and Chief Financial Officer, and Controller. The Company's code of ethics has been posted on the Company's website at www.energizer.com.

Officer Certifications
As required by Sections 302 and 906 of the Sarbanes Oxley Act of 2002, the Company has filed certifications of its Chief Executive Officer and Chief Financial Officer with the Securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the period ended September 30, 2009. In addition the Chief Executive Officer has certified to the New York Stock Exchange ("NYSE") that he is not aware of any violations by the Company of the NYSE corporate governance listing standards.

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company is Energizer's stock transfer agent and registrar and maintains the Company's shareholder records. Shareholders needing information about account records, stock certificates and change of address should contact:

Continental Stock Transfer & Trust Company
17 Battery Place South, 8th Floor
New York, NY 10004
(888) 509-5580

Financial Community Information
Inquiries from institutional investors, financial analysts, registered representatives, portfolio managers and individual shareholders should be directed to Investor Relations at Energizer's corporate headquarters listed above.


100.00 122.99 156.16 240.46 174.73 143.90
100.00 122.16 130.17 154.59 128.81 124.80
100.00 110.28 120.05 137.93 140.19 125.36
$300
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$200
$150
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$0
SEP 2004 SEP 2005 SEP 2006 SEP 2007 SEP 2008 SEP 2009

Stock Price Performance

This graph matches Energizer Holdings, Inc.'s cumulative 5-year total shareholder return on common stock with the cumulative total returns of the S&P Midcap 400 index and the S&P Household Products index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from September 30, 2004 to September 30, 2009.

Energizer Holdings, Inc.
S&P MidCap 400
S&P Household Products

Design: Falk Harrison, St. Louis, Missouri

ENERGIZER HOLDINGS, INC.

533 Maryville University Drive St. Louis, Missouri 63141 314.985.2000 www.energizer.com